UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934


                     Whitemark Homes, Inc.
                        (Name of Issuer)


                 Common Stock, $0.001 par value
                 (Title of Class of Securities)


                          96536P 10 5
                         (CUSIP Number)


                     Dana C. Matthews, Esq.
                    Matthews & Hawkins, P.A.
                      607 Highway 98 East
                       Destin, FL  32541
                         (850) 837-3662
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                        November 7, 2001
    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box. [     ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes to the Form Schedule 13D).



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

CUSIP No. 96536P 10 5
______________________________________________________________________________
(1)  Name of Reporting Person   William Michael ("Mike") Adkinson

    I.R.S. Identification No. of above person (entities only)  Not applicable.
     _________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  __X__
     (b)  _____
______________________________________________________________________________
(3)  SEC Use Only  _____________________________________________
______________________________________________________________________________
(4)  Source of Funds (See Instructions)  OO
______________________________________________________________________________

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) [     ]
______________________________________________________________________________
(6)  Citizenship or Place of Organization   United States
______________________________________________________________________________
Number of      (7)  Sole Voting Power:  0
Shares         _______________________________________________________________
Beneficially   (8)  Shared Voting Power:  9,724,120
Owned by       _______________________________________________________________
Each           (9)  Sole Dispositive Power:  4,300,000
Reporting     ________________________________________________________________
Person        (10) Shared Dispositive Power:  0
With
______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  9,724,120
______________________________________________________________________________
(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
     Instructions) [      ]
______________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)  72.6%
______________________________________________________________________________
(14) Type of Reporting Person (See Instructions)   IN
______________________________________________________________________________


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

CUSIP No. 96536P 10 5
______________________________________________________________________________
(1)  Name of Reporting Person   Larry Wayne ("Wayne") Adkinson

    I.R.S. Identification No. of above person (entities only)  Not applicable.
______________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  __X__
     (b)  _____
______________________________________________________________________________
(3)  SEC Use Only  _____________________________________________
______________________________________________________________________________
(4)  Source of Funds (See Instructions)  OO
______________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) [     ]
______________________________________________________________________________
(6)  Citizenship or Place of Organization   United States
______________________________________________________________________________
Number of      (7)  Sole Voting Power:  0
Shares         _______________________________________________________________
Beneficially   (8)  Shared Voting Power:  9,724,120
Owned by       _______________________________________________________________
Each           (9)  Sole Dispositive Power:  100,000
Reporting      _______________________________________________________________
Person         (10) Shared Dispositive Power:  0
With
______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  9,724,120
______________________________________________________________________________
(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
     Instructions) [      ]
______________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)  72.6%
______________________________________________________________________________
(14) Type of Reporting Person (See Instructions)   IN
______________________________________________________________________________


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

CUSIP No. 96536P 10 5
______________________________________________________________________________
(1)  Name of Reporting Person    Chad Michael ("Chad") Adkinson

    I.R.S. Identification No. of above person (entities only)  Not applicable.
     _________________________________________________________________________
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  __X__
     (b)  _____
______________________________________________________________________________
(3)  SEC Use Only  _____________________________________________
______________________________________________________________________________
(4)  Source of Funds (See Instructions)  OO
______________________________________________________________________________
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e) [     ]
______________________________________________________________________________
(6)  Citizenship or Place of Organization   United States
______________________________________________________________________________
Number of      (7)  Sole Voting Power:  0
Shares         _______________________________________________________________
Beneficially   (8)  Shared Voting Power:  9,724,120
Owned by       _______________________________________________________________
Each           (9)  Sole Dispositive Power:  100,000
Reporting      _______________________________________________________________
Person         (10) Shared Dispositive Power:  0
With
______________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person:  9,724,120
______________________________________________________________________________
(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See
     Instructions) [     ]
______________________________________________________________________________
(13) Percent of Class Represented by Amount in Row (11)  72.6%
______________________________________________________________________________
(14) Type of Reporting Person (See Instructions)   IN
______________________________________________________________________________

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Item 1.   Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, $0.001 par value, of Whitemark Homes, Inc., a Colorado corporation ("Whitemark"). The address of the principal executive offices of Whitemark is 650 S. Central Avenue, Suite 1000, Oviedo, FL 32765.


Item 2.   Identity and Background.

    (a) This statement on Schedule 13D is being filed on behalf of each of the following reporting persons (who are collectively referred to herein as the "Adkinsons"):

                    William Michael ("Mike") Adkinson,
                    Larry Wayne ("Wayne") Adkinson, and
                    Chad Michael ("Chad") Adkinson.

         Mike Adkinson and Wayne Adkinson are brothers, and Chad Adkinson is the adult son of Mike Adkinson.

         As a result of the Voting Agreement dated by the parties effective as of November 7, 2001 (the "Voting Agreement") among Whitemark, Kenneth Lawrence ("Larry") White, and each of the Adkinsons, which Voting Agreement provides for shared voting power among the Adkinsons and Larry White as discussed under Item 5 below, the Adkinsons and Larry White may be deemed to be a "group" under federal securities laws. The Adkinsons and Larry White have elected to make separate filings, one joint filing by the Adkinsons hereby and one by Larry White (along with Patricia Ann White, Larry White's spouse), to satisfy any group filing obligation under
         Section 240.13d-1(k)(2). Information required with respect to Larry White shall be set forth in his separate statement on
         Schedule 13D.

    (b) The Adkinsons' business address is 40001 Emerald Coast Parkway, Destin, FL 32541.

    (c) The present principal occupation of each of the Adkinsons is real estate development management. Mike Adkinson is employed by Whitemark. The principal business of Whitemark is real estate development and the address of its principal executive offices is set forth under Item 1 above. Wayne Adkinson and Chad Adkinson are employed by North Florida Consulting, Inc. ("NFC"), which was formerly owned by Mike Adkinson and is presently a wholly owned subsidiary of Whitemark. The principal business of NFC is real estate development and the address of its principal executive offices is 40001 Emerald Coast Parkway, Destin, FL 32541.

    (d) None of the Adkinsons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Although Mike Adkinson was previously a named defendant in a criminal proceeding brought in 1991 in the United States District Court for the Northern District of Florida (No. 91-03052-RV), all convictions in that proceeding were reversed and vacated in 1998 by the United States Court of Appeals for the Eleventh Circuit.


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    (e)  None of the Adkinsons has during the last five years been a party to a civil proceeding of a judicial or administrative body relating to federal or state securities laws.

    (f)  Each of the Adkinsons is a United States citizen.


Item 3.   Source and Amount of Funds or Other Consideration.

    Under an Agreement for Exchange of Corporate Stock dated August 31, 2001 (the "Stock Exchange Agreement"), as amended by Amendment No. 1 thereto dated September 13, 2001 and Amendment No. 2 thereto dated by the parties effective as of November 7, 2001, by and among Whitemark, certain wholly owned subsidiaries of Whitemark, each of the Adkinsons, and certain corporations owned by the Adkinsons (collectively, the "Adkinson Corporations"), the Adkinsons acquired a total of 4,500,000 restricted shares of Whitemark common stock in exchange for the transfer to Whitemark of their interests in the Adkinson Corporations, which became wholly owned subsidiaries of Whitemark. Of the 4,500,000 shares of Whitemark common stock issued to the Adkinsons, 4,300,000 shares were issued to Mike Adkinson, 100,000 shares were issued to Wayne Adkinson, and 100,000 shares were issued to Chad Adkinson.

    In connection with the Stock Exchange Agreement, (a) Whitemark, Larry White and each of the Adkinsons entered into the Voting Agreement discussed under Item 5 below, (b) Mike Adkinson entered into Stock Redemption Agreements dated by the parties effective as of November 6, 2001 (the "Stock Redemption Agreements") with certain of the Adkinson Corporations whereby Mike Adkinson retained a 30% profit participation interest in certain real estate development projects of such Adkinson Corporations through the redemption, prior to the completion of the Stock Exchange Agreement, of certain of the shares of stock in such Adkinson Corporations held by Mike Adkinson in exchange for such 30% profit participation interest, and (c) Mike Adkinson and Whitemark entered into an Employment Agreement dated by the parties effective as of November 7, 2001.

Item 4.   Purpose of Transaction.

    The Adkinsons acquired shares of Whitemark common stock for the purpose of making an investment in Whitemark reflecting the business combination of Whitemark and the Adkinson Corporations under the Stock Exchange Agreement. Under the Voting Agreement discussed under Item 5 below, the Adkinsons must vote their shares of Whitemark common stock as directed by Larry White, subject to the Adkinsons' right to direct that the shares held by Larry White be voted in the same manner as the Adkinsons' shares so as to cause the election to the Whitemark board of directors of one individual designated by the Adkinsons. Under the Stock Redemption Agreements discussed under Item 3 above, Mike Adkinson retained a 30% profit participation interest in real estate development projects of certain Adkinson Corporations which are now wholly owned subsidiaries of Whitemark.

    Other than as set forth above, the Adkinsons do not currently have any plans or proposals which relate to or would result in any action listed in paragraphs (a)-(j) of Item 4 of Schedule 13D.


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Item 5.   Interest in Securities of the Issuer.

     (a) The Adkinsons are deemed to beneficially own shares of Whitemark common stock as follows:

                                  No. of Shares       % of Class
                                  -------------       ----------
              Mike Adkinson         9,724,120            72.6%
              Wayne Adkinson        9,724,120            72.6%
              Chad Adkinson         9,724,120            72.6%

          Of the total of 9,724,120 shares of Whitemark common stock that the Adkinsons are deemed to beneficially own, 4,300,000 shares are held by Mike Adkinson, 100,000 shares are held by Wayne Adkinson, 100,000 shares are held by Chad Adkinson, and 5,224,120 shares are held by Larry White and Patricia Ann White. All 9,724,120 shares are subject to the Voting Agreement discussed below.

          The Voting Agreement provides that for a period of three years Larry White has the power to direct the voting of the shares of Whitemark common stock held by each of the Adkinsons in the same manner that Larry White votes his shares, subject to provisions whereby so long as the Adkinsons own in the aggregate 5% or more of the outstanding shares of Whitemark common stock the Adkinsons have the power to direct the voting of the shares of Whitemark common stock held by Larry White (and his spouse) such that the shares held by the Adkinsons and Larry White (and his spouse) shall be voted together to cause the election to the Whitemark board of directors of one individual designated by the Adkinsons. Accordingly, the Adkinsons are deemed to beneficially own the shares held by Larry White and Patricia Ann White since the Adkinsons share voting power with respect to such shares under the Voting Agreement.

          Except as a result of the provisions of the Voting Agreement discussed above, each of the Adkinsons expressly disclaims beneficial ownership of any of the shares of Whitemark common stock beneficially owned by any other Adkinson or any other person, and the filing of this statement on Schedule 13D shall not be construed as an admission, for purposes of Sections 13(d) or 13(g) of the Act or any other provision of the Act or the rules promulgated thereunder or for any other purpose, that any Adkinson is a beneficial owner of any such shares.

     (b) The Adkinsons have the power to vote and dispose of the shares of Whitemark common stock that they are deemed to beneficially own as follows:


                                           Mike          Wayne       Chad
                                         Adkinson      Adkinson     Adkinson
              Sole Voting Power                 0             0            0
              Shared Voting Power       9,724,120     9,724,120    9,724,120
              Sole Dispositive Power    4,300,000       100,000      100,000
              Shared Dispositive Power          0             0            0

          See paragraph (a) of Item 5 above for additional information concerning the shares subject to shared voting power.


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     (c) Other than as set forth herein, there have been no transactions in shares of Whitemark common stock effected by the Adkinsons during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Whitemark common stock beneficially owned by the Adkinsons.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The Adkinsons have no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Whitemark, other than as described in this statement on
Schedule 13D.


Item 7.   Material to be Filed as Exhibits.

          7.1 Joint Filing Agreement dated January 2, 2002 among Mike Adkinson, Wayne Adkinson and Chad Adkinson

          7.2 Agreement for Exchange of Corporate Stock dated August 31, 2001 among Whitemark Homes, Inc., Mike Adkinson, Wayne Adkinson and Chad Adkinson (Exhibits omitted)

          7.3 Amendment No. 1 dated September 13, 2001 to Agreement for Exchange of Corporate Stock dated August 31, 2001 among Whitemark Homes, Inc., Mike Adkinson, Wayne Adkinson and Chad Adkinson

          7.4 Amendment No. 2 dated effective as of November 7, 2001 to Agreement for Exchange of Corporate Stock dated August 31, 2001 among Whitemark Homes, Inc., Mike Adkinson, Wayne Adkinson and Chad Adkinson, certain subsidiaries of Whitemark Homes, Inc., and certain corporations owned by the Adkinsons

          7.5 Voting Agreement dated effective as of November 7, 2001 among Whitemark Homes, Inc., Larry White, Mike Adkinson, Wayne Adkinson and Chad Adkinson

          7.6 Employment Agreement dated effective as of November 7, 2001 between Whitemark Homes, Inc. and Mike Adkinson

          7.7 Form of Redemption Agreement dated effective as of November 6, 2001 between William Michael Adkinson and certain corporations owned by William Michael Adkinson




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                           Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

January 2, 2002



_/s/_William_Michael_Adkinson___
William Michael Adkinson


_/s/_Larry_Wayne_Adkinson_______
Larry Wayne Adkinson


_/s/_Chad_Michael_Adkinson______
Chad Michael Adkinson





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EXHIBIT 7.1 -- JOINT FILING AGREEMENT


                     JOINT FILING AGREEMENT


     Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, each of the undersigned acknowledges and agrees that the statement on Schedule 13D with which this joint filing agreement is filed as an exhibit thereto is filed on behalf of each of the undersigned and that any subsequent amendments to such statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the completeness and accuracy of the information concerning such person contained in such statement on Schedule 13D, but shall not be responsible for the completeness and accuracy of the information concerning other persons, except to the extent that such person knows or has reason to believe that such information is inaccurate. This joint filing agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.



Dated: January 2, 2002               _/s/_William_Michael_Adkinson___
                                     William Michael Adkinson


Dated: January 2, 2002                _/s/_Larry_Wayne_Adkinson______
                                      Larry Wayne Adkinson


Dated: January 2, 2002                _/s/_Chad_Michael_Adkinson_____
                                      Chad Michael Adkinson




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EXHIBIT 7.2 -- AGREEMENT FOR EXCHANGE OF CORPORATE STOCK


                 AGREEMENT FOR EXCHANGE OF CORPORATE STOCK


      THIS AGREEMENT FOR EXCHANGE OF CORPORATE STOCK (referred to as "Agreement") is made and entered into by and between WHITEMARK HOMES, INC., a Colorado corporation,("Buyer"), and MIKE ADKINSON, WAYNE ADKINSON AND CHAD ADKINSON, as to their current respective ownership in those companies described in Exhibit "A" ("Sellers").


                                 RECITALS:

      A. Sellers, either individually or collectively, currently own one hundred percent (100%) of the issued and outstanding shares of Stock of NORTH FLORIDA CONSULTING, INC. and certain other corporations which are related thereto or affiliated therewith (all of which are, in the aggregate, referred to as "Corporation") in the following manner:

              SEE EXHIBIT "A", ATTACHED AND MADE A PART HEREOF.

Exhibit "A" consists of two portions. Exhibit "A" depicts the current ownership of the stock in the Corporation, and Exhibit "A-1" depicts the manner in which it is anticipated that the stock of Corporation will be owned immediately prior to closing, subject to the consent or agreement of certain parties who have participation, ownership or equity interests in Corporation.


      B. Corporation owns and operates certain real estate interests in Florida and Texas, as more particularly described below (the "Businesses")

              SEE EXHIBIT "B", ATTACHED AND MADE A PART HEREOF.


      C. The Corporation and related Businesses own certain real estate holdings in various stages of development or development approval, which constitute the majority of the valuable assets of Corporation. These real estate holdings are identified as follows and are sometimes referred to in this Agreement as the "Properties." The Properties are listed on Exhibit "A" by project name.


      D. Sellers desire to transfer to Buyer all their interest in the above- listed issued and outstanding Stock of Corporation as shown on Exhibit "A" or as modified prior to closing pursuant to Exhibit "A-1" upon the terms and conditions contained herein, and Buyer desires to obtain the same.


      NOW, THEREFORE, in consideration of the premises, and the mutual promises, covenants, and conditions herein set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto mutually covenant and agree as follows:


      1. Recitals. The recitals set forth above are true and correct and are incorporated herein by reference.


      2. Definitions. The following definitions and abbreviations will be used for purposes of this Agreement:

            (a) "Stock" means all of the stock owned by Sellers (as identified on Exhibit "A") of the issued and outstanding shares of all classes of capital Stock in Corporation, as well as stock to be owned at closing as identified on Exhibit "A-1". As used in this Agreement, the term "Stock" when meant to refer to the ownership interests in the entities which form a part of the businesses listed on Schedules "A" and "A-1", shall refer to common or other types of stock, represents ownership of said Businesses. In each case, Sellers transfer of their ownership interest shall be evidenced by the transfer of stock in the Corporations which own said Businesses.

            (b) "Real Property" means any real property owned by "Corporation," and to the extent that the context permits or requires includes any property being used or occupied by the Corporation under written lease, intended to be purchased pursuant to a purchase or option agreement, or otherwise held in a manner in which Corporation has an equitable or legal interest.

            (c) "Effective Date" and "date of this Agreement" both mean the date on which the last of the parties will have executed this Agreement (so that the Agreement is fully executed) and gives notice of that execution to the other party.

            (d) "Assets" means all property of any kind, real or personal, tangible or intangible, or otherwise, owned by the Corporation. (e) Other terms as are defined throughout this Agreement.


      3. Exchange of Stock. Subject to the terms and conditions herein set forth in this Agreement, Sellers shall transfer, assign and convey the Stock to Buyer, and Buyer shall acquire the Stock from Sellers in the manner described in this Agreement.


      4.  Closing.

            (a) Closing shall occur on or before September 30, 2001, or may be extended by Buyer for up to 60 days, provided Buyer meets those financial obligations of Sellers and Corporation falling due within said 60 days, as more particularly described on Exhibit "Q", but no extension shall extend the closing beyond November 29, 2001, time being of the essence.

            (b) Closing shall occur at a time and place mutually agreeable to by the parties. In the absence of an agreement, the closing shall occur at the offices of the Sellers in Destin.

            (c) Buyer's obligation to close upon the terms of this Agreement shall be specifically conditioned upon the fulfillment, to Buyer's satisfaction, or written waiver by Buyer of each of the following:

                    i) At closing, Buyer shall acquire one hundred percent (100%) of the outstanding shares of common stock of Corporation. The manner of acquisition shall be a nontaxable share exchange acquisition complying with Section 368 of the Internal Revenue Code of 1986. On the closing date, Buyer shall deliver to Sellers the greater of Five Million (5,000,000) shares of common stock of Buyer, or ninety-five percent (95%) of the number of shares owned by Larry White ("White Shares") at time of stock delivery to Sellers, which shall constitute the exchange value for the Corporation. Notwithstanding the foregoing, the White Shares shall not include any shares purchased by Larry White after the Effective Date on the open market. The White Shares shall include any stock acquired by Larry White by virtue of any stock splits, other than stock splits on purchased shares after the Effective Date. The shares shall be restricted under Section 144 of SEC regulations, which regulates transferability of the shares. Each stock certificate issued to Sellers shall have a legend printed thereon which recites and complies with the restriction terms set forth in Section 144. Sellers further acknowledge that each of them is an "Accredited Investor" as defined in Section 10-b(5) of the Securities Exchange Act, and each has had ample opportunity to fully investigate and make inquiries of Buyer as to any facts or circumstances which may be material to the acquisition by them of the shares of Stock of Buyer.

                  Together with the delivery of the stock to Sellers, the parties shall enter into an agreement at closing which will allow the Sellers to the extent they do not already have that right pursuant to the percentage ownership of stock they have, to appoint at least one member to the Boards of Directors of Buyer and North Florida Consulting, Inc., with the remainder of the Boards to be selected by all of the shareholders of Buyer in the manner provided in its Bylaws. This right of appointment shall exist for so long as Sellers own five percent or more of the outstanding shares of Buyer or North Florida Consulting, Inc.

                   ii) The determination by Buyer that the Businesses have obtained or are capable of obtaining, within a time period acceptable to Buyer, all of the permits, development approvals, governmental approvals or other regulatory actions which may be necessary to permit the construction, development and sale of the Properties constituting the Businesses in a manner consistent with the plans and specifications previously prepared for them by Sellers and presented to Buyer.

                  (iii) Satisfactory confirmation of anticipated presales, including reservations, together with confirmation of the deposits associated therewith, which may have been obtained for portions of the Properties which have been offered for sale to purchasers in the ordinary course of business.

                   (iv) The closing shall be further contingent upon the truth, satisfaction, and fulfillment of each and every one of the representations and warranties or other agreements of the parties contained within the terms of this agreement.


      5. Purchase Price and Method of Payment.

            (a) The Purchase Price shall be paid by the issuance by Buyer to Sellers, in such manner as the three Sellers shall direct at closing, the greater of Five Million (5,000,000) shares of the common stock of Buyer, or ninety-five percent (95%) of the number of shares owned by Larry White ("White Shares") at time of stock delivery to Sellers, which shall constitute the exchange value for the corporation and shall be issued on the closing date. Notwithstanding the foregoing, the White Shares shall not include any shares purchased by Larry White after the Effective Date on the open market. The White Shares shall include any stock acquired by Larry White by virtue of any stock splits, other than stock splits on purchased shares after the Effective Date. The parties hereto acknowledge that certain liabilities of the Corporation, as listed on Exhibits G and H will not be satisfied prior to Closing and that Buyer is purchasing the Stock subject to such liabilities of the Corporation. Buyer further acknowledges that transfer of certain portions of the Stock subject to such liabilities is conditioned on the approval of the holders of such liabilities. Buyer shall pay those liabilities described in Exhibit "R" within the time frames described thereon.


      6.  Operation of Corporation and Buyer.

            (a)  Until Closing, Sellers shall cause the following:

                    (i) The operation of Corporation's Businesses to preserve the value of Corporation's assets. No sale, transfer or wasting of any Assets will be permitted other than in the ordinary course of business or with the consent of Buyer.

                   (ii) The Businesses of Corporation to be operated in the usual and normal manner.

                  (iii) The payment of all obligations of the Corporation as they mature and become due, except as may be otherwise disclosed on Exhibit "H", or as maybe required of Buyer to pay as described in Exhibits Q and R.

                   (iv) The operation of the Corporation's Businesses so as to not violate any governmental laws and regulations.

            (b) Until Closing, Buyer shall cause the following:

                    (i) The operation of Buyer's Business to preserve the value of Corporation's assets. No sale, transfer or wasting of any assets will be permitted other than in the ordinary course of business or with the consent of Sellers.

                   (ii) The Business of Buyer to be operated in the usual and normal manner.

                  (iii) The payment of all obligations of the Buyer as they mature and become due.

                   (iv) The operation of the Buyer's business so as to not violate any governmental laws and regulations.


      7. No Issuance of Stock. So long as this Agreement is in effect, Sellers shall not cause or authorize or permit any issuance of any additional stock, securities convertible into any stock, stock warrants and rights to acquire stock of the Corporation without the written consent of Buyer. So long as this Agreement is in effect, Buyer shall not cause or authorize or permit any issuance of any additional stock, securities convertible into any stock, stock warrants and rights to acquire stock of the Corporation without the written consent of Sellers.


      8. Buyer's Right to Inspect.

            (a) Any time prior to Closing, Buyer has the right to inspect any and all of Corporation's books, records, accounts, financial information, ledgers, and the like. Sellers shall cause Corporation to allow Buyer access to said information during reasonable business hours.

            (b) Buyer shall have the right to inspect all of the Properties owned by Sellers which constitute a part of the Businesses, including the right to enter onto any such Properties and conduct physical tests and inspections of the condition thereof. Prior to conducting physical testing of any of the Properties, Buyer shall obtain the consent of Sellers, which consent shall not be unreasonably withheld, and shall provide a certificate showing evidence of liability insurance coverage in a minimum amount of $1,000,000.00, naming Sellers and Corporation as additional insureds. Sellers shall also make available to Buyer all of Seller's records concerning the Properties.


      9. Seller's Right to Inspect.

            (a) Any time prior to Closing, Sellers has the right to inspect any and all of Buyer's books, records, accounts, financial information, ledgers, and the like. Buyer shall allow Sellers access to said information during reasonable business hours.

            (b) Sellers shall have the right to inspect all of the Properties owned by Buyer, including the right to enter onto any such Properties and conduct physical tests and inspections of the condition thereof. Prior to conducting physical testing of any of the Properties, Sellers shall obtain the consent of Buyer, which consent shall not be unreasonably withheld, and shall provide a certificate showing evidence of liability insurance coverage in a minimum amount of $1,000,000.00, naming Buyer as an additional insured. Sellers shall also make available to Buyer all of Seller's records concerning the Properties.


      10. Transfer of Stock or Distribution of Assets. With written notice and full disclosure to Buyer so long as this Agreement is in effect:

            (a) Sellers may mortgage or pledge any Stock of the Corporation before the Closing.

            (b) Sellers shall cause the Corporation to not, during the time this Agreement is in effect, make or declare any dividends, or make or agree to make any distributions of assets or dividends of any type to its shareholders, except and unless specifically permitted herein, or by mutual written consent of the parties.

            (c) Buyer shall cause, during the time this Agreement is in effect, make or declare any dividends, or make or agree to make any distributions of assets or dividends of any type to its shareholders, except and unless specifically permitted herein, or by mutual written consent of the parties.


      11. Conditions Precedent to Closing.

            The obligation of Buyer and Sellers to perform their obligations under this Agreement is subject to the satisfaction, on or before the Closing, of the following conditions unless waived by the party entitled to receive performance of said condition.

            (a) Sellers and Buyer having performed all of their obligations which are required to be performed on or before the Closing under this Agreement. Each party shall execute at closing a signed certificate to the effect that it has complied with and performed the obligations and conditions required by this Agreement prior to the Closing.

            (b) There shall be no material inaccuracy in the representations and warranties of Sellers or Buyer set forth in this Agreement as of the Closing Date, and such representations and warranties shall be true and correct in all material respects as the Closing Date.

            (c) Buyer shall have received an opinion from Seller's counsel, satisfactory in scope and substance to counsel to Buyer, to the effect that:

                    (i) Corporation is a corporation duly organized and in good standing under the laws of the State of its incorporation or formation and has all requisite corporate power to own, lease, and operate its properties and Business, and is duly qualified and in good standing in every jurisdiction where it owns real estate, owns personal property, or operates a Business. For purposes of this subparagraph the parties realize that the opinion(s) will have to be tailored so that they relate to the specific approvals or filings for each entity which forms a part of "Corporation";

                   (ii) This Agreement has been duly and validly authorized, executed and delivered by Sellers and is a legally binding obligation of Sellers, enforceable in accordance with its terms;

                  (iii) Such counsel does not have personal knowledge that, except as disclosed herein, consummation of this Agreement will (A) give rise to or cause any default under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, agreement, or any other instrument or obligation to which Sellers or Corporation is a party or by which they or any of their Properties or assets may be bound, or
(B) violate any court order, writ, injunction or decree applicable to Sellers or to Corporation, or any of their Properties or Assets;

                   (iv) All of the issued and outstanding Stock has been validly issued, and are fully paid and non- assessable;

                    (v) Such counsel does not know of or have reason to believe that any litigation, proceeding or investigation is pending or threatened in writing which might result in a material adverse change in the Corporation's Businesses or Properties, except as disclosed in writing to Buyer;

                   (vi) Such counsel does not know of any default under, or the occurrence of any event which, with the lapse of time or action by a third party, could result in a default under, any outstanding indenture, contract, or agreement to which Sellers or Corporation, or any of their Properties may be subject, or under any governmental license or permit or any provision of Corporation's Articles of Incorporation, Bylaws, corporate resolutions or other indicia of legal existence;

                  (vii) It is counsel's opinion that Sellers may transfer the stock contemplated herein to Buyer under applicable Florida and Texas law.

                 (viii) It is counsel's opinion that Corporation has marketable title to all of the Properties owned by Corporation subject only to mortgages securing indebtedness specified in Exhibit "H" of this Agreement or as disclosed in Schedule B-2 of title policies provided to Buyer. Certain of the Properties are not titled in the name of Sellers. In such cases, it is counsel's opinion that the options, buyout agreements or participation agreements which regulate Seller's right to acquire the Corporations and Properties are in full force and effect and enforceable according to their terms.

                   (ix) That any resignations of Sellers and any other resignations requested by Buyer to be effective as of the date of the Closing are valid and effective, subject to the agreement giving Sellers the right to designate board members pursuant to paragraph 4(c)(i).

                    (x) Corporation has no deferred compensation plans which were qualified under the Internal Revenue Code of 1986, as amended, and there is no outstanding funding or tax liabilities associated with any such plans.

            (d) Sellers shall have received an opinion from Buyer's counsel, satisfactory in scope and substance to counsel to Sellers, to the effect that:

                    (i) Buyer is a corporation duly organized and in good standing under the laws of the State of Colorado and has all requisite corporate power to own, lease, and operate its properties and Business, and is duly qualified and in good standing in every jurisdiction where it owns real estate, owns personal property, or operates a business.

                   (ii) This Agreement has been duly and validly authorized, executed and delivered by Buyer and is a legally binding obligation of Buyer, enforceable in accordance with its terms;

                  (iii) Such counsel does not have personal knowledge that, except as disclosed herein, consummation of this Agreement will (A) give rise to or cause any default under any of the terms, conditions, or provisions of any note, bond, mortgage, indenture, license, agreement, or any other instrument or obligation to which Buyer is a party or by which they or any of their properties or assets may be bound, or (B) violate any court order, writ, injunction or decree applicable to Buyer, or any of their properties or assets;

                    (iv) All of the Stock being issued hereunder to Sellers has been validly issued, and is fully paid and non- assessable;

                     (v) Such counsel does not know of or have reason to believe that any litigation, proceeding or investigation is pending or threatened in writing which might result in a material adverse change in the business, properties, or prospects of Buyer, except as disclosed in writing to Sellers;

                    (vi) Such counsel does not know of any default under, or the occurrence of any event which, with the lapse of time or action by a third party, could result in a default under, any outstanding indenture, contract, or agreement to which Buyer, or any of its properties may be subject, or under any governmental license or permit or any provision of Buyer's Articles of Incorporation, Bylaws, corporate resolutions or other indicia of legal existence;

                   (vii) From tax counsel, that this agreement meets the tax free exchange provisions of the Internal Revenue Code so that Sellers will not have any tax liability as a result of the parties' stock being exchanged pursuant to this Agreement.

                  (viii) The opinion shall state the authorized stock and outstanding and issued stock of the Buyer, the outstanding stock options, dividends or "golden parachutes", the trading symbol of the Buyer and the authority of the person signing this Agreement and closing documents have the authority to bind the Buyer.

            (e) The holders of any indebtedness of Sellers, Buyer or of Corporation, the lessors of any material real or personal property leased by Sellers, Buyer or by Corporation, and any other party to any material contract with Sellers, Buyer or with Corporation, and any federal or state regulatory agency having jurisdiction, to the extent that their or its consent may be required by the pertinent debt, lease, or other contractual instrument of Sellers, Buyer or Corporation, or applicable laws or regulations for the consummation of the transactions contemplated hereby, under any such lease or contract, shall have granted any necessary consent. As to any notes, bonds, mortgages or indebtedness of any type which may be owed by the Corporation, Sellers shall deliver any certificate, estoppel, agreement or consent which may be reasonably required by Buyer or shall notify Buyer in writing as to those consents it cannot obtain.

            (f) The form and substance of all legal matters contemplated herein and of all papers used for delivery hereunder shall be reasonably acceptable to counsel for Sellers and Buyer.

            (g) There has been no material adverse change in the financial or economic condition or situation of Corporation or Buyer since the date of execution of this Agreement, and the parties shall verify and certify that this statement is true and correct on the Closing date.

            (h) No action or proceeding against Sellers, Buyer or Corporation has been instituted or threatened which, if successful, could prohibit consummation or require substantial rescission of the transactions contemplated under this Agreement.

            (i) Sellers has delivered to Buyer and Buyer has delivered to Sellers copies certified true and accurate by the Buyer's and Corporation's secretary of Board of Directors, and Shareholders resolutions from Corporation and Buyer approving of the transactions under this Agreement.

            (j) Sellers to deliver to Buyer, proof satisfactory to Buyer's counsel, that Sellers has obtained all necessary and desirable permits, licenses and approvals from all applicable federal, state and local regulatory agencies for the operation of Corporation's Businesses, and for the transfer of Stock, as contemplated herein, if any approvals of the same are necessary or required.

            (k) Except as to those Properties disclosed as not yet being owned by Corporation, Corporation has marketable title to all real property owned by Corporation except for mortgages securing loans as scheduled in this Agreement, except for those title exceptions which have been disclosed in writing to Buyer and have been deemed acceptable to Buyer, and except for the option agreements, purchase agreements, participation agreements and other interests disclosed on Exhibit "C" or otherwise disclosed in writing to Buyer.

            (l) Subject to Sellers' right to designate a Board Member of Buyer and NFC as provided for in paragraph 4(c)(i), Sellers shall deliver the resignations or terminations of officers and directors of Corporation which Buyer, in its sole discretion, deems desirable.

            (m) To the extent any exist, all deferred compensation plans which are qualified under the Internal Revenue Code of 1986, as amended, for Corporation have been terminated.

            (n) At Closing, Sellers delivers to Buyer a certificate of good standing of Corporation certified by the Florida Secretary of State and dated no more than thirty (30) days prior to Closing, and Buyer shall deliver to Sellers a certificate of good standing issued by the Secretary of State of Colorado and dated no more than thirty (30) days prior to Closing.

            (o) Mike Adkinson executes and delivers to Buyer an Employment Agreement in a form substantially similar to Exhibit "D." Said Employment Agreement will provide that Mike Adkinson will continue to be employed by Buyer and shall fulfill all of the material duties which he has heretofore performed on behalf of Corporation and the Businesses. The term of the Employment Agreement shall be five years, with a mutual option for a five year extension.

            (p) Receipt from each mortgagee, investor or other creditor listed in Exhibit "H" of an estoppel letter certifying the balance of each loan secured by any of the Assets as of a date not more than thirty (30) days prior to Closing.

            (q)  Satisfaction of the requirements of Paragraph 25.


      12. Representations and Warranties of Sellers. Sellers represents and warrants to Buyer (as to each of the Businesses) as follows:

            (a) Organization. Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of its incorporation, as set forth in Exhibit "C", which is attached and made a part hereof. Sellers shall cause Corporation to remain a validly existing corporation in good standing at all times this Agreement is in effect. Corporation has the corporate power to carry on its business that is now being conducted and to own or hold under lease the Properties and Assets that it now owns or holds under lease. As to any of the Properties which are under contract or other agreement to be acquired by Sellers, any such contract or agreement is in full force and effect and is binding against the Sellers in such agreement or contract.

            (b) Stock or Other Ownership. Except as otherwise disclosed in Exhibit "C" or otherwise disclosed in writing to Buyer, Sellers holds and owns beneficially and of record shares of common stock of Corporation which is 100% of the issued and outstanding stock or other ownership interest in Corporation; such shares are validly issued, fully paid and non-assessable; Sellers has good and marketable title to the shares of stock in Corporation, free and clear of any lien, pledge, encumbrance, equity, voting trust, security interest, charge, claim or other restriction of any kind, and of any rights in third persons to acquire any of the issued shares of stock in Corporation; and Sellers has the absolute right, power, authority and capacity to enter into and perform this Agreement.

            (c) Valid Execution. This Agreement and the related documents and agreements referred to herein and in the Exhibits attached hereto have been duly and validly executed and delivered by Sellers, and are legally binding on the Sellers, and are enforceable against Sellers in accordance with their terms.

            (d) Stock Options. Except as otherwise disclosed in Exhibit "C" or disclosed in writing to Buyer there are no securities convertible into stock; outstanding stock options; stock warrants; or rights to acquire stock for Corporation.

            (e) Claims Against Corporation. Sellers have no claims against Corporation and Corporation is not obligated or liable to Sellers except as otherwise set forth in Exhibit "E" attached hereto and incorporated herein.

            (f) Formation Documentation. Attached hereto and incorporated herein as Exhibit "F" is a true and correct listing of the Articles of Incorporation and Bylaws, Partnership Agreements, Articles of Organization and Regulations, Operating Agreements or other constituent documents related to the creation and maintenance of Corporation and those entities having an interest in the Assets and properties, including all Amendments made thereto through the date of this Agreement. Sellers shall deliver to Buyer full copies of each such document.

            (g) Financial Statements. A copy of Corporation's 1998-2000 year-end financial and its August 31, 2001 compiled statements, without notes, copies of which are attached hereto and incorporated herein as Exhibit "G" accurately reflect the financial position of Corporation as of its date and the results and operations of the Business of Corporation for the year then ended. The financial statements referred to herein are referred to collectively as the ("Financial Statements").

            (h) No Undisclosed Liabilities. Corporation has no known contingent liabilities and no other liabilities (whether accrued, absolute, assumed or otherwise, and whether as a maker, guarantor, surety, or otherwise, and whether due or to become due), except as set forth on the Balance Sheet included in the Financial Statements and as set forth on Exhibit "H," attached hereto and incorporated herein, or except as otherwise disclosed in writing to Buyer. Such listing on Exhibit "H" shall include any security interest securing the liabilities of the Corporation. Such listing on Exhibit "H" shall include all liabilities of the Corporation as of the Closing date.

            (i) Absence of Certain Changes or Events. Since the date of the Corporation's Balance Sheet, except as otherwise disclosed in Exhibits "H" or "I," attached hereto and incorporated herein as the same may be amended prior to closing, there have not been:

                    (i) Any materially adverse change in the Business or financial condition of the Corporation;

                   (ii) Any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting the Properties or Business of the Corporation;

                  (iii) Any authorization, issuance, redemption, repurchase, split, combination or reclassification of any shares of stock of the Corporation or any declarations, setting aside or payment of a dividend (whether in cash, stock, or property) of the Corporation;

                   (iv) Any secured or unsecured borrowing or any guarantee for the borrowing of money by the Corporation or the issuance or creation of (or any commitment with respect thereto) any bonds, debentures, notes or other obligations for the payment of money by the Corporation except as set forth on Exhibit "H" attached hereto and incorporated herein, and except as otherwise incurred in the ordinary course of business or as disclosed in writing to Buyer;

                    (v) Any labor trouble or loss or threatened loss of key employees of the Corporation;

                   (vi) Any other event or condition of any character known to Sellers pertaining to and materially or adversely affecting the Properties, Business, licenses, contracts, or permits of the Corporation; and

                  (vii) Any distribution, payments, or bonuses in cash or other property to the shareholders, directors, officers or employees of the Corporation, except for the customary salaries paid to such persons or as disclosed to Buyer in writing.

            (j) Absence of Litigation; Compliance with Laws, Etc. Except as may be disclosed in Exhibit "S", or otherwise disclosed in writing to Buyer, there is no action, suit, proceeding or claim and no investigation pending or to the best knowledge of Sellers, threatened against, or directly involving, the Corporation or its properties, Business or goodwill which has or might have a material and adverse effect on the Corporation's Business or condition and there is no unsatisfied or outstanding order, writ, judgment, injunction, or decree affecting the Corporation or its assets, Business or goodwill which has a material and adverse affect on the Corporation's Business or condition. To the best knowledge of Sellers, the Corporation is not in violation of any law or government regulation applicable to it or its Properties or Business, including, but not limited to, any applicable building, zoning, safety, environment control, fair employment, equal opportunity, utility or similar law or regulation. Any pending litigation shall be listed on Exhibit "H".

            (k) Union Contracts. The Corporation is not a party to or liable in connection with any oral or written collective bargaining agreement or other agreement with any labor union or labor organization, and no other such agreement has been requested by, or is under discussion with, any group of employees or others.

            (l) Tax Matters. The balance sheets included in the Financial Statements of the Corporation contain adequate provisions for all unpaid federal, state, county, municipal, local and foreign, sales, franchise, real property, personal property and all other taxes of the Corporation as of the date of such Financial Statements, including interest and penalties in respect thereof for the periods ended as of such date and all fiscal periods prior to those dates in accordance with generally accepted accounting principles. Except as otherwise disclosed in Exhibit "J" attached hereto and incorporated herein, the Corporation has duly and timely filed or validly extended all tax returns and reports which are required to be filed, including, but not limited to, returns and reports covering all of the
aforesaid taxes.   None of the federal income tax returns of the Corporation
have been audited, except as noted on Exhibit "J". The Corporation has filed all required state and federal employee withholding tax returns. There are currently no pending audits of any federal, state, municipal or local income tax returns of the Corporation, except as noted on Exhibit "J." As of the date of execution of this Agreement, the Corporation has made all required estimated tax payments in accordance with the applicable federal, state or local laws and regulations. The parties recognize that the Corporation is not a taxpaying entity, since it consists of "pass through" entities which are not taxed at the entity level. Sellers represent that they have received no notice of facts which might give rise to a challenge or termination of any Subchapter S election or other "pass through" status.

            (m) Governmental Licenses and Permits. The Corporation has all licenses, permits and other governmental authorizations necessary for the conduct of its Business. Sellers disclose that it does not possess all permits for all of the Properties which are necessary to commence development activities. All such licenses, permits and other governmental authorizations are in full force and effect, and the sale of the Stock to Buyer pursuant to this Agreement will not result in violation or revocation of any of the licenses, permits, or other governmental authorizations.

            (n) Contracts, Agreements and Leases. All contracts, notes, agreements and leases in excess of $100,000.00 to which the Corporation is a party or by which the Corporation's Assets are affected are listed in Exhibit "K," attached hereto and incorporated herein (the "Contracts"). Except as disclosed on Exhibit "K" or otherwise disclosed in writing to Buyer, the Corporation is not in default under any of the Contracts, the Sellers is not aware of any default by any other party with respect to any of the Contracts, and the sale of the Stock to Buyer pursuant to this Agreement will not result in a violation of any of the Contracts or a termination of any of the Contracts including any acceleration of any amounts due thereunder, except as may be disclosed in writing to Buyer.

            (o) Indebtedness of Corporation. The indebtedness of the Corporation as of the date of this Agreement is as shown on the Balance Sheet and is more specifically listed on Exhibit "H."

            (p) Operation of Corporation. Until Closing, Sellers shall cause Corporation to operate the Business in the normal course of business pursuant to paragraph 6.

            (q) Assets. That Corporation owns free and clear with marketable title those assets listed on the Financial Statements or on Exhibit "L," attached hereto and incorporated herein, subject only to the liabilities, whether or not such liabilities are secured or unsecured, listed on said Exhibit "L" or on Exhibit "H," or other matters which are shown on Schedule B- 2 of the title policies obtained for Properties. Assets to be listed on Exhibit "L" shall include, the assets listed on the Financial Statements, and any other assets shown on Exhibit "L", which have a value exceeding $5,000.00 but not otherwise shown on the financial statements, including the name the Corporation conducts its Business under.

            (r) Loans on Corporation Assets. The Corporation owns free and clear, except as listed on Exhibit "H", and has marketable, fee simple title to the Assets, except to the extent that Sellers has disclosed that it holds assets in the nature of contractual rights, options or other executory rights to acquire the Properties, which are disclosed on Exhibit "B". The Assets are subject to the liabilities listed in Exhibit "H" and none others in excess of $1,000.00. Sellers and the Corporation warrant and certify that, except as disclosed on Exhibit "H" or otherwise disclosed in writing to Buyer, the Corporation and any applicable guarantors, sureties, or other obligors have fully performed, and are current on all of their respective obligations under the loans referred to above and under all obligations secured thereby or incurred in connection therewith (collectively referred to herein as the "Loans"). Sellers and the Corporation further warrant that, except as disclosed on Exhibit "H" or otherwise disclosed in writing to Buyer, no condition exists under the Loans that with the giving of notice or passage of time would constitute a default by the Corporation or any applicable guarantors, sureties, or other obligors under the Loans. Within fifteen (15) days after the Effective Date, Sellers shall deliver to Buyer estoppel certificates from the holders of the mortgages, in form and substance satisfactory to Buyer, certifying, among other matters, the following:

                  (i) that copies of all Loan documents delivered to Buyer are current, true, and complete, and have not been amended or modified, whether in writing, verbally, or through course of dealing;

                  (ii) that, except as disclosed on Exhibit "H" or otherwise disclosed in writing to Buyer, the Corporation and all applicable guarantors, sureties, and other obligors are current on all obligations under the Loans and no condition exists that with the giving of notice or passage of time would constitute a default thereunder; and,

                  (iii) that the principal balance and accrued interest then total an amount to be specified in the estoppel certificate. Through the date of Closing, the Corporation and all guarantors, sureties, and other obligors shall continue fully and timely to perform their obligations under the Loans provided that Buyer performs its obligations under Paragraph 4(a) and Exhibit "Q", Exhibit "R" and elsewhere in this Agreement. After Closing, the Buyer shall insure that the Corporations obligated thereunder shall either timely fulfill all contractual obligations related to the loans or satisfy them according to the lenders' requirements prior to maturity.

            (s) Absence of Deferred Compensation. The Corporation has no qualified or unqualified plans, arrangements, or agreements of deferred compensation for any employees, officers, directors, or independent contractors. The Corporation has no obligation or liability under any qualified or unqualified plans, arrangements, or agreements of deferred compensation for any employees, officers, directors, or independent contractors. For purposes of this subparagraph, "qualified" plan, arrangement, and agreement of deferred compensation means a plan, arrangement, or agreement qualified under Subchapter D of Chapter 1 of the Internal Revenue Code of 1986, as amended, and "unqualified" plan, arrangement, and agreement of deferred compensation means a plan, arrangement, or agreement not so qualified.

            (t) Employees.

                  (i) Except as otherwise disclosed on Exhibit "N", or otherwise disclosed to Buyer in writing, no bonuses, increases in salary, increases in commissions, or other forms of additional compensation have been or will be given or promised employees of Corporation from the Effective Date.

                  (ii) Corporation is in compliance with all local, state, federal and foreign laws and regulations governing employees, and there are no threatened or pending claims that Corporation is violating any laws or regulations relating to its employees.

                  (iii) Sellers is not aware of any pending or threatened dispute between Corporation and any of its employees that might materially and adversely affect the continuance of the Corporation's Business operations.

                  (iv) There is no written or oral employment agreement that may not be terminated immediately and such immediate termination will not result in any obligation of the Corporation in favor of such terminated employee.

                  (v) The attached Exhibit "N" lists all of the employees of Corporation, their salary and compensation.

            (u) Employee Benefit Plans.

                  (i) All employee benefit plans and arrangements of Corporation are included in Exhibit "M", and the copies of those plans and arrangements in Exhibit "M" are true and accurate.

                  (ii) All such plans and arrangements comply with applicable local, state, and federal law and regulations, and there are no threatened, pending, or actual claims that such plans and arrangements violate any local, state, or federal laws or regulations.

                  (iii) Without Buyer's written permission, Sellers shall cause Corporation to not amend, modify, or terminate any of its employee benefit plans or incur any further obligations other than in the ordinary course of its business.

            (v) Condemnation of Real Property. There are no condemnation or eminent domain proceedings pending or, to the best of Seller's knowledge, contemplated against any of Corporation's Real Property or any part thereof, and Sellers has received no notice of the desire or intent of any public authority or other entity to take or use any Real Property or any part thereof.

            (w) Suits Affecting Corporate Property. Except as shown on Exhibit "H", or otherwise disclosed in writing to Buyer, there are no pending suits or proceedings against or affecting Sellers and/or Corporation that do or could affect title to the corporate assets or any part thereof, or do or could prohibit or make unlawful the consummation of this transaction, or render Sellers unable to consummate this transaction.

            (x) Access to Property. All of Corporation's Real Property has full and free access to and from dedicated and maintained public streets and, to the best knowledge and belief of Sellers, there is no pending or threatened governmental proceeding that would impair or result in the termination of any access or street frontage presently available to any of the Real Property.

            (y) Compliance with Mortgages and Servitudes. Except as shown on Exhibit "H" or otherwise disclosed in writing to Buyer, Sellers has no knowledge or notice that any default or breach exists under any mortgage or other encumbrance encumbering any of its Real Property or any leases, covenants, conditions, restrictions, rights-of-way or easements that affect any Real Property or any portion thereof, and that no condition or circumstance exists which, with the passage of time or the giving of notice, or otherwise, would result in a default or breach under any such leases, covenants, conditions, restrictions, rights-of-way or easements.

            (z) Commitments Affecting Real Property. Except as disclosed in writing as part of Exhibit "O", or as otherwise reflected in a recorded instrument shown on title insurance policies delivered to the Buyer, or as otherwise disclosed in writing to Buyer, Sellers have not on their own behalf or on behalf of Corporation made any commitments to any governmental authority, utility company, school board, church or other religious body, or any homeowners association (except for developer guarantee of shortfall programs established pursuant to Chapter 718, Florida Statutes or pursuant to recorded covenants and restrictions), or to any other organization, group, or individual, that would impose an obligation upon Corporation, or Buyer, or its successors or assigns to make any contribution or dedications of money or land, or to construct, install, or maintain any improvements on or off any of Corporation's Real Property; and no governmental authority has imposed any requirement that any owner of any Real Property pay directly or indirectly any special fees or contributions or incur any expenses or obligations in connection with any development or use of the Real Property or any part thereof. Notwithstanding the foregoing, there may be some ongoing responsibility pursuant to environmental conservation easements given pursuant to project permits.

            (aa) Leases and Options. Except as made in the ordinary course of business, as shown on Exhibit "H", or as otherwise disclosed in writing to Buyer, Sellers has no knowledge of, and Sellers has given no person, firm or other legal entity other than Corporation and Buyer, any right or option whatsoever to acquire any of its Assets or any portion or portions thereof or any interest or interests therein. No person or entity has any lease, easement, license, or similar right to use or occupy the Assets other than the Corporation.

            (bb) Hazardous Substances. Sellers has no notice of the presence on any of its Real Property or other Assets of asbestos or asbestos products or any other hazardous substance as defined in 15 U.S.C.A. Sections 2601, et seq. and 42 U.S.C.A. 7401, et seq. Sellers shall indemnify, defend, and hold Buyer harmless from all claims, liabilities, obligations, costs or expenses incurred by Buyer or by Corporation as a result of any asbestos or similar substance hereafter found on any of Corporation's Real Property or other assets, but only to the extent that such substance was placed on the site by Corporation or its agents or that Corporation or Sellers had actual knowledge of the existence of said substance and failed to disclose it to Buyer. If any asbestos or similar substance is found at any time prior to closing, then Buyer, at Buyer's option may terminate this Agreement.

            (cc) Compliance with Land Use Restrictions. To the best of Sellers' knowledge or as otherwise disclosed to Buyer in writing, improvements on and the present use of any of Corporation's Real Property or other Assets are not in violation of any zoning or other laws, nor is such use being permitted only under the doctrine of pre-existing use. Between the Effective Date and the Closing, except as otherwise disclosed in writing to Buyer, neither Sellers nor Corporation shall file any application for any change of the present zoning classification of any Real Property unless such change is requested by or consented to by Buyer.

            (dd) Condition of Improvements and Equipment. To the best of Sellers' knowledge or as otherwise disclosed to Buyer in writing, the Real Property and other Assets are in a good, safe, and substantial condition and is subject to no recurring conditions requiring repair or replacement; and, Sellers knows of no facts materially affecting the value or condition of the Real Property or other Assets that are not readily observable by Buyer and that have not been disclosed to Buyer. There are no conditions on the Real Property or other Assets that are defective or in need of repair or replacement. The improvements on the Real Property, and the equipment and other Assets of Corporation are in good repair and operable condition.

            (ee) Full Disclosure. All information furnished by Sellers pursuant to or in connection with this Agreement (including, but not limited to, information set forth in any Exhibit) is accurate and complete in all material respects unless otherwise disclosed to Buyer in writing prior to Closing, and includes all material facts required to be stated therein or necessary to make the statements contained therein not misleading. All documents furnished by Sellers to Buyer, or by Buyer to Seller, pursuant to or in connection with the Agreement through Closing are true and correct copies and there are no amendments or modifications to those documents. As of the Closing date, the representations and warranties of Sellers are made and reaffirmed, and Sellers has disclosed to Buyer all events, conditions and facts known to Sellers to be materially affecting the Corporation's Businesses.


      13. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Sellers as follows:

            (a) Valid Execution. This Agreement and the related documents and agreements referred to herein and in the exhibits attached hereto have been duly and validly executed and delivered by Buyer, are legally binding on Buyer and are enforceable against Buyer in accordance with their terms.

            (b) Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado. Said corporation has the corporate power to carry on its business that is now being conducted.

            (c) Stock Options. Except as otherwise disclosed in writing to Sellers there are no securities convertible into stock; outstanding stock options; stock warrants; or rights to acquire stock for Buyer.

            (d) Formation Documentation. Attached hereto and incorporated herein as Exhibit "T" is a true and correct listing of the Articles of Incorporation and Bylaws, or other constituent documents related to the creation and maintenance of said entities, including all Amendments made thereto through the date of this Agreement for the Corporation. Sellers shall deliver to Buyer full copies of each such document.

            (e)  Financial Statements.   Buyer's Financial Statements as
available for public inspection through the SEC web site are true and accurate.

            (f) No Undisclosed Liabilities. Corporation has no known contingent liabilities and no other liabilities (whether accrued, absolute, assumed or otherwise, and whether as a maker, guarantor, surety, or otherwise, and whether due or to become due), except as set forth on the Balance Sheet included in the Buyer and Seller' Financial Statements.

            (g) Absence of Certain Changes or Events. Since the date of the Buyer's latest SEC filings there have not been:

                    (i) Any materially adverse change in the Business or financial condition of the Buyer;

                   (ii) Any damage, destruction or loss, whether covered by insurance or not, materially and adversely affecting Buyer;

                  (iii) Any authorization, issuance, redemption, repurchase, split, combination or reclassification of any shares of stock of Buyer, setting aside or payment of a dividend (whether in cash, stock, or property) of Buyer,

                  (iv) Any secured or unsecured borrowing or any guarantee for the borrowing of money by the Corporation or the issuance or creation of (or any commitment with respect thereto) any bonds, debentures, notes or other obligations for the payment of money by Buyer except as otherwise incurred in the ordinary course of business or as disclosed in writing to Sellers;

                   (v) Any labor trouble or loss or threatened loss of key employees of the Buyer;

                  (vi) Any other event or condition of any character known to Buyer pertaining to and materially or adversely affecting Buyer; and

                 (vii) Any distribution, payments, or bonuses in cash or other property to the shareholders, directors, officers or employees of the Buyer, except for the customary salaries paid to such persons or as disclosed to Sellers in writing.

            (h) Absence of Litigation; Compliance with Laws, Etc. Except as may be disclosed in writing to Sellers, there is no action, suit, proceeding or claim and no investigation pending or to the best knowledge of Buyer, threatened against, or directly involving, Buyer or its properties, Business or goodwill which has or might have a material and adverse effect on the Buyer's Business or condition and there is no unsatisfied or outstanding order, writ, judgment, injunction, or decree affecting the Buyer or its assets, business or goodwill which has a material and adverse affect on the Buyer. To the best knowledge of Buyer, it is not in violation of any law or government regulation applicable to it or its properties or business, including, but not limited to, any applicable building, zoning, safety, environment control, fair employment, equal opportunity, utility or similar law or regulation.

            (i) Union Contracts. The Buyer is not a party to or liable in connection with any oral or written collective bargaining agreement or other agreement with any labor union or labor organization, and no other such agreement has been requested by, or is under discussion with, any group of employees or others.

            (j) Tax Matters. The balance sheets included in the Financial Statements of the Buyer contain adequate provisions for all unpaid federal, state, county, municipal, local and foreign, income, sales, franchise, real property, personal property and all other taxes of the Corporation as of the date of such Financial Statements, including interest and penalties in respect thereof for the periods ended as of such date and all fiscal periods prior to those dates in accordance with generally accepted accounting principles. Except as otherwise disclosed to Sellers in writing, the Buyer has duly and timely filed or validly extended all tax returns and reports which are required to be filed, including, but not limited to, returns and
reports covering all of the aforesaid taxes.   None of the federal income
tax returns of the Buyer have been audited, except as disclosed to Sellers in writing. The Buyer has filed all required state and federal employee withholding tax returns. There are currently no pending audits of any federal, state, municipal or local income tax returns of the Buyer, except as disclosed to Sellers in writing. As of the date of execution of this Agreement, the Buyer has made all required estimated tax payments in accordance with the applicable federal, state or local laws and regulations.

            (k) Governmental Licenses and Permits. The Buyer has all licenses, permits and other governmental authorizations necessary for the conduct of its Business. All such licenses, permits and other governmental authorizations are in full force and effect, and the transfer of the Stock to Sellers pursuant to this Agreement will not result in violation or revocation of any of the licenses, permits, or other governmental authorizations.

            (m) Indebtedness of Corporation. The indebtedness of the Buyer as of the date of this Agreement is as shown on the SEC filings previously mentioned.

            (n) Operation of Buyer. Until Closing, Buyer shall operate its business in the normal course of business subject to the same restrictions on Sellers as referenced in paragraph 6.

            (o) Condemnation of Real Property. There are no condemnation or eminent domain proceedings pending or, to the best of Buyer's knowledge, contemplated against any of Buyer's Real Property or any part thereof, and Buyer has received no notice of the desire or intent of any public authority or other entity to take or use any Real Property or any part thereof.

            (p) Suits Affecting Corporate Property. Except as disclosed in writing to Sellers, there are no pending suits or proceedings against or affecting Buyer that do or could affect title to Buyer's assets or any part thereof, or do or could prohibit or make unlawful the consummation of this transaction, or render Buyer unable to consummate this transaction.

            (q) Compliance with Mortgages and Servitudes. Except as otherwise disclosed in writing to Sellers, Buyer has no knowledge or notice that any default or breach exists under any mortgage or other encumbrance encumbering any of Buyer's Real Property or any leases, covenants, conditions, restrictions, rights-of-way or easements that affect any of Buyer's Real Property or any portion thereof, and that no condition or circumstance exists which, with the passage of time or the giving of notice, or otherwise, would result in a default or breach under any such leases, covenants, conditions, restrictions, rights-of-way or easements.

            (r) The transactions contemplated in this Agreement meet all SEC requirements governing Buyer's business, as well as IRS requirements for Sellers not incurring any tax liabilities.


      14. Brokerage. Buyer represents and warrants to Sellers, and Sellers represents and warrants to Buyer, that neither Buyer nor Sellers have incurred any obligation to anyone in the nature of a brokerage commission or finder's fee in respect to the transactions contemplated by this Agreement except as stated in this paragraph. Buyer agrees to defend, indemnify and hold harmless Sellers against any and all claims in the nature of a brokerage commission or finder's fee of any person acting on behalf of or through Buyer. Sellers represents and warrants to Buyer that Sellers has not incurred any obligation to anyone in the nature of a brokerage commission or finder's fee in respect to the transactions contemplated by this Agreement. Sellers agrees to defend, indemnify and hold harmless Buyer against any and all claims in the nature of a brokerage commission or finder's fee of any person acting or allegedly acting on behalf of or through Sellers. In an indemnity action, Sellers may choose counsel of their own choice.


      15.   Evidence of Title and Survey.

            (a) Within fifteen (15) days from the Effective Date of this Agreement, Sellers shall cause delivery to be made to Buyer of all legal descriptions and copies of all existing policies of owner's title insurance for all real property owned by Corporation specifically listed in this Agreement, which Buyer may cause to be updated to a current date. If title is found to be defective or if title policies are not available for any of Corporation's real property, Buyer, at its sole discretion, may elect to terminate this Agreement. If title is defective and Buyer does not terminate this Agreement, such non-election will not be a waiver of any of Buyer's rights to subsequent objection for any defects in title. If the defects render title unmarketable, Sellers shall, at Sellers' option, have thirty (30) days from receipt of notice within such time to remove the defects, and if Sellers is unsuccessful in removing the defects within that time, Buyer may, in its sole discretion, notify Sellers that it is terminating this Agreement, and thereafter Sellers and Buyer will be released from all further rights and obligations under this Agreement.

            (b) Survey. Sellers shall deliver to Buyer any surveys on any of its real property. If the surveys disclose that there is no access to and from any portion of the property on a dedicated public street, or if they show any encroachments, overlaps, easements or other matters which would adversely affect title to the property in Buyer's reasonable opinion and hinder or preclude Buyer's intended use of the Corporation's real property, written notice to that effect shall be given to Sellers and such shall be considered a defect in title pursuant to subparagraph (a) above.


      16. Right of Entry. Sellers hereby grants permission to Buyer and to Buyer's agents and engineers, to enter upon any of Corporation's real property or inspect other assets at any reasonable time prior to Closing for the purpose of conducting, at Buyer's expense, any tests, examinations, inspections, surveys and studies that Buyer deems desirable, including, but not limited to, soil tests, engineering, termite, mechanical, electrical, plumbing, construction and other inspections, topographical and other surveys, and any other investigation intended to reveal the condition of improvements and assets, conditions of soils, and any other information concerning conditions on the real property, conditions of soils, and any other information concerning conditions on the real property and other Assets. Any study, test, examination or survey caused to be conducted by Buyer shall be done in a manner that will not unreasonably interfere with Seller's activities. Prior to Buyer conducting such tests, Buyer shall obtain Sellers' permission, which shall not be unreasonably withheld, and Buyer shall present to Sellers evidence of insurance naming Sellers and Corporation (or the entity owning the property in question) as additional insureds in a minimum amount of $1,000,000.00 general liability. Buyer hereby agrees to defend, indemnify and hold Sellers harmless from all claims or obligations of any kind that may be incurred as a result of Buyer's entry or the entry of Buyer's agents upon the Real Property pursuant to this Agreement. In the event, for any reason, this Agreement is terminated without Closing, all tests, examinations, surveys and studies obtained by Buyer hereunder shall become the property of Sellers. Sellers shall have the right to choose their own counsel in any indemnity action based on the foregoing.


      17. Eminent Domain. If judicial, administrative or other proceedings are instituted prior to Closing that may result in the taking of any portion of the Corporation's owned or leased Real Property by eminent domain, Buyer shall have the option to terminate this Agreement by giving Sellers written notice to that effect at any time after receiving notice of the proceedings. Sellers agrees to give Buyer written notice of any such proceedings. Should the Buyer terminate this Agreement pursuant to the provisions of this paragraph, the parties shall be released of all further obligations and liability hereunder. If Buyer elects not to terminate this Agreement because of a taking or a threatened taking through eminent domain, then at Closing, Sellers shall assign to Buyer all right, title and interest to any award made or pending in connection with the taking.


      18. Representations and Warranties Regarding Hazardous Waste. Sellers represents and warrants as follows:

            (a) To the best of Seller's knowledge, Sellers and/or Corporation has secured and kept current any required federal, state, and local permits and authorizations relating to environmental protection and regulation at the Real Property or to Seller's and/or Corporation's activities thereon; and, to the best of Seller's knowledge, Sellers and Corporation are and have always been in full compliance with those environmental permits and authorizations, and all rules, regulations, and policies promulgated in connection therewith.

            (b) There are no pending actions or claims against Sellers and/or Corporation under any environmental law, regulation, or ordinance; and neither Sellers nor Corporation have received notice in any form of such an action or claim or of a possible action or claim.

            (c) To the best of Seller's knowledge and belief, there are no contaminants, pollutants, man-made substances, toxic or hazardous substances, or substances that may be toxic or hazardous on, or in the Real Property or any adjacent property. Except as otherwise described in Exhibit "U" or disclosed to Buyer in writing, neither Sellers, Corporation, nor, to the best of Seller's knowledge and belief, any other person or entity, has placed, caused, or allowed to be placed any substance on the Real Property that may be hazardous or toxic. Except as otherwise disclosed to Buyer in writing, Sellers knows of no present or previous use of the Real Property or of any adjacent property that has generated or involved, or may have generated or involved, any hazardous or potentially hazardous substances. Except as otherwise disclosed to Buyer in writing, Sellers knows of no migration of hazardous or potentially hazardous substances onto or into the Real Property from nearby property or flowing onto the Real Property with ground or surface waters.

            (d) To the best of Seller's knowledge and belief, except as otherwise disclosed to Buyer in writing, there are no past or current deposits or releases of hazardous substances on, over, from, or in the Real Property or any facility at the Real Property, as those terms are defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. or by any similar or related federal, state, or local law or by regulations promulgated in connection therewith.

            (e) To the best of Seller's knowledge and belief, except as otherwise disclosed to Buyer in writing, there is no situation or condition in, around or concerning the Real Property nor has there occurred any incident on, in, around or concerning the Real Property, that possibly could give rise to an action, claim, or liability under any environmental law, rule, ordinance, or common law theory.

            Sellers shall indemnify, defend, and hold Buyer harmless from all expenses, claims, liabilities, and obligations arising from the breach, untruthfulness, or incorrectness of any representation or warranty made herein, but only to the extent that Sellers placed the hazardous substance on the site which is the cause of such claims or liabilities or that Sellers had actual knowledge of said substance but failed to disclose it to Buyer.


      19.   Indemnification.

            (a) Sellers agrees to defend, indemnify and hold harmless Buyer against and in respect of any and all losses, damages, deficiencies or liabilities incurred by Buyer as a result of any intentional incorrectness or failure of any representation or warranty made by Sellers in this Agreement, any intentional misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of Sellers under this Agreement, or as a result of any intentional misrepresentation contained in or occasioned by any certificate or other instrument furnished or to be furnished by Sellers to Buyer under this Agreement, and any and all assessments, judgments, interest, costs and legal and other reasonable expenses incidental to any of the foregoing whether suit be brought or not (including reasonable attorney's fees on appeal).

             (b) Buyer agrees to defend, indemnify and hold harmless Sellers against and in respect of any and all losses, damages, deficiencies or liabilities incurred by Sellers as a result of any intentional incorrectness or failure of any representation or warranty made by Buyer in this Agreement, any intentional misrepresentation, breach of warranty or nonfulfillment of any covenant or agreement on the part of Buyer under this Agreement, or as a result of any intentional misrepresentation contained in or occasioned by any certificate or other instrument furnished or to be furnished by Buyer to Sellers under this Agreement, and any and all assessments, judgments, interest, costs and legal and other reasonable expenses incidental to any of the foregoing whether suit be brought or not (including reasonable attorney's fees on appeal). Sellers reserve the right to choose their own counsel.

            (c)  TAX MATTERS   Buyer shall indemnify Sellers as to certain tax
matters as set forth in Exhibit "V".


      20. Closing Costs. Except as otherwise specified herein, closing costs shall be split evenly between Corporation and Buyer. Closing costs include but are not limited to filing of record all closing instruments contemplated in this transaction, but Buyer solely shall pay any fees associated with required SEC filings. Closing costs shall specifically exclude fees of attorneys, accountants or other professionals, and each party shall bear its own expense for such professionals which it engages. The foregoing sentence shall not apply to attorneys' fees which may be awarded to a party in the event of a default in this Agreement.


      21. Specific Performance. The parties hereto declare that it is impossible to measure in money the damages which will accrue to them by reason of a failure on the part of either of them to perform any of the obligations under this Agreement. Therefore, if the Buyer or Sellers institutes any action or proceeding to enforce the provisions hereof, any persons against whom such action or proceeding is brought hereby waives the claim or defense therein that such party has an adequate remedy at law, and such person shall not urge in any such action or proceeding the claim or defense that such remedy at law exists and Buyer or Sellers will be able to have specific performance granted as a remedy. Nothing herein shall limit the right of a party to seek damages or pursue any other causes of action against each other arising from the other party's breach of the terms and conditions hereof.


      22. Notices. All notices, requests, demands and other communications hereunder shall be in writing and personally delivered, sent by fax with confirmation or receipt, sent by overnight delivery service with signature required, or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses:

      To Buyer:

      WHITEMARK HOMES, INC.
      Attn: Larry White
      650 S. Central Avenue, Suite 1000
      Oviedo, FL, 32765
      Phone number: (407) 366-9668
      Facsimile number: (407) 366-9688


      With a copy to:

      Scott D. Clark, Esq.
      SCOTT D. CLARK, P.A.
      655 W. Morse Blvd. Suite 212
      Winter Park, Florida 32789
      Phone number: (407) 647-7600
      Facsimile number:  (407) 647-7622


      To Sellers:

      Mike Adkinson; Wayne Adkinson; Chad Adkinson
      40001 Emerald Coast Parkway
      Destin, FL 32541
      Phone number: (850) 654-7211
      Facsimile number: (850) 654-7215


      With a copy to:

      Matthews & Hawkins, P.A.
      Attn: Dana C. Matthews
      607 Highway 98 East
      Destin, FL 32541
      Phone number: (850) 837-3662
      Facsimile number: (850) 654-1634


    Provided, however, that any party hereto may, from time to time, give to the other parties notice, as described herein, of some other address to which communications to such party shall be sent, in which event notices to such party shall be delivered to such address. Notice shall be deemed effectively given hereunder when delivered or when deposited in the United States mail, postage prepaid, registered or certified, return receipt requested, as the case may be.


      23.   Attorney and Professional Fees.

            (a) All legal and professional fees incurred by each of the parties hereto in connection with this Agreement and the consummation of the transactions contemplated hereby will be paid by Buyer and Corporation, except as provided in paragraph 21, "Closing Costs".

            (b) In the event a party to this Agreement fails to fulfill his obligations set forth herein, and counsel is employed by a party to enforce such obligation, then the party whose position substantially prevails, shall be entitled to all reasonable costs and expenses, including reasonable attorneys' fees (including reasonable attorneys' fees on appeal), whether suit be brought or not.


      24. Exhibits. This Agreement contains Exhibits "A" through "V" which are attached hereto and made a part hereof. The parties acknowledge that many of the Exhibits hereto will not be prepared as of the date this Agreement is being executed. The preparation and attachment of those exhibits is Seller's responsibility, except Exhibit "T" which is Buyer's responsibility, and the parties shall provide the same to each other within 15 days from the Effective Date. Buyer may, in its sole discretion, within 15 days from Buyer's receipt of the Exhibits, either accept the Exhibits, obtain Seller's consent to a modification thereto, or cancel this Agreement. The parties acknowledge a duty to act in good faith to complete the Exhibits. Where this Agreement allows disclosures to be made by "as otherwise disclosed in writing" said writing shall be delivered in the manner specified herein for the providing of notices and shall identify the Exhibit to which it relates.


      25. Binding Effect; Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, personal representatives, beneficiaries, successors and permitted assigns. Neither Buyer nor Sellers may assign its rights or obligations hereunder without the prior written consent of the other party.


      26. Complete Agreement. This Agreement and the Exhibits hereto contemplate the execution and performance of related agreements. This Agreement and such related agreements constitute the complete agreement between Sellers and Buyer with respect to the subject matter hereof.
Neither this Agreement nor any of such related agreements may be amended or modified except by a written instrument executed by the party to be charged.


      27. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.


      28. Further Assurances. The parties hereto agree that they shall execute all documents and/or take all steps as may be necessary to effectuate the transactions contemplated by this Agreement.


      29. Risk of Loss. Prior to Closing, Sellers shall bear all risk of loss, damage or destruction to the Assets of the Corporation. If the Assets of the Corporation, or any portion thereof, is lost, damaged, or destroyed, then Buyer, at its sole election, may terminate this Agreement. Sellers shall not bear the risk of loss as to any Assets which are under contractual rights to acquire but are not yet owned by Corporation


      30. Cumulative Remedies. Remedies provided to the parties by this Agreement by law and by any instrument or document executed pursuant to this Agreement, are cumulative. No remedy shall be exclusive of any other remedies allowed to the parties by this Agreement, in equity, by law, by any instrument or document executed pursuant hereto, or by any other source. A party's exercise of any particular remedy shall not preclude that party from exercising one or more additional or alternative remedies.


      31. Counterparts. To facilitate execution, this Agreement may be executed in as many counterparts as may be required, and it shall not be necessary that the signature of each party, or on behalf of each party, appear on each counterpart. It shall be sufficient that the signature of, or on behalf of, each party appear on at least one counterpart. All counterparts shall collectively constitute a single agreement.


      32. Equal Participation. The parties acknowledge that they participated equally in the drafting and review of this Agreement and that, accordingly, no court construing this Agreement shall construe it more stringently or liberally for or against either party.


      33. Waiver. No waiver of any provision hereof shall be effective unless executed in writing by the party claimed to have made the waiver. No waiver of a provision hereof shall constitute a continuing waiver. No act or omission of a party shall constitute a waiver of any of that party's rights or an estoppel against enforcing those rights. A party's forbearance to enforce any available rights or to exercise any available remedy, or to insist upon strict compliance herewith, shall not be deemed a waiver or forfeiture of such rights, remedies or strict compliance. Such forbearance shall not estop such party from exercising all rights and remedies, or from requiring strict compliance in the future. A party's acceptance of any late or inadequate performance, shall not constitute a waiver or forfeiture of such party's right to treat such performance as an event of default or to require timely and adequate performance in the future.


      34. Severability. In the event that any provision of this Agreement shall be held to be invalid on unenforceable, that provision shall be deleted herefrom without affecting, in any respect whatsoever, the validity of the remainder of this Agreement.


      35. Survival. All indemnities, covenants, warranties, rights and obligations agreed to by Sellers or Buyer in this Agreement shall survive after the termination and/or Closing.


      36. Time is of the Essence. Time is of the essence of this Agreement.


      37. Captions. The captions to the provisions of this Agreement are for convenience and reference only, and are not intended to limit, explain, augment, or otherwise affect the substance or scope of the provisions, nor to imply the parties' intent.


      38. Construction. Whenever the context permits, or requires the use of the singular in this Agreement shall include the plural, and the plural shall include the singular. Any reference herein to one gender shall likewise apply to the other gender and to the neuter; and any reference herein to the neuter shall refer likewise to one or both genders. Any reference herein to a person shall include trusts, partnerships, corporations, and any other entity, as appropriate.


      39. Venue. In the event of any legal action arising under this Agreement, Venue shall lie exclusively in Walton County, Florida, and the Parties hereto agree to binding arbitration of their disputes pursuant to the rules of the American Arbitration Association, with discovery to be allowed pursuant to the Florida Rules of Civil Procedure, and costs and Arbitrator fees, filing fees and attorneys' fees to be awarded to the prevailing party.


      40.   Waiver of Jury Trial.   THE PARTIES HEREBY KNOWINGLY,
VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES TO ENTER INTO THIS AGREEMENT.


      41. Persons Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors-in-interest. This Agreement is for the benefit only of the parties or their successors- in-interest. No other person shall be entitled to rely hereon, receive any benefit herefrom, or enforce any provision of this Agreement against any party.


      42. Knowledge of Corporation. For purposes of this Agreement any actual or constructive knowledge of or notice to Corporation is deemed to be actual or constructive, as the case may be, knowledge of or notice to Sellers.


      IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date written below their signatures.




Witnesses:                                 "BUYER"

                                           WHITEMARK HOMES, INC.,
                                           a Colorado corporation

                                           __/s/ LARRY WHITE_____________
                                           Printed name:  Larry White
                                           Title:  President
                                           Date: __August 31, 2001______


"SELLERS"

                                           __/s/ MIKE ADKINSON___________
                                           MIKE ADKINSON




                                           __/s/ WAYNE ADKINSON__________
                                           WAYNE ADKINSON




                                           __/s/ CHAD ADKINSON___________
                                           CHAD ADKINSON





Date of Seller's execution: __August 31, 2001____





------------------------------------------------------------------------------
                                 EXHIBIT "A"


                                EXHIBIT "A-1"


                                EXHIBIT "B"
                  PROPERTIES OWNED BY SELLERS/ CORPORATION


                                EXHIBIT "C"
                            MANNER OF OWNERSHIP


                                EXHIBIT "D"
                            EMPLOYMENT AGREEMENT


                                EXHIBIT "E"
                               SELLERS CLAIMS


                                EXHIBIT "F"
                            FORMATION DOCUMENTS


                               EXHIBIT "G"
                            FINANCIAL STATEMENTS


                                EXHIBIT "H"
                 LIST OF LIABILITIES, LIENS, AND MORTGAGES
                               OF CORPORATION


                                EXHIBIT "I"
                 CHANGES SINCE DATE OF FINANCIAL STATEMENTS


                               EXHIBIT "J"
                               TAX DISCLOSURE


                                EXHIBIT "K"
                            MATERIAL "CONTRACTS"


                                EXHIBIT "L"
                            ASSETS OF CORPORATION


                                EXHIBIT "M"
                           EMPLOYEE BENEFIT PLANS


                                EXHIBIT "N"
                               EMPLOYEE LIST


                                EXHIBIT "O"
                    COMMITMENTS AFFECTING REAL PROPERTY


                                EXHIBIT "P"
                              EXCLUDED ASSETS


                                EXHIBIT "Q"
                             BUYER OBLIGATIONS


                                EXHIBIT "R"
                            LIST OF LIABILITIES


                                EXHIBIT "S"
                               NO LITIGATION


                                EXHIBIT "T"
                        BUYER'S FORMATION DOCUMENTS



                                EXHIBIT "U"
                           ENVIRONMENTAL MATTERS


                                EXHIBIT "V"
                               TAX INDEMNITY

EXHIBIT 7.3 -- AMENDMENT NO. 1 DATED SEPTEMBER 13, 2001 TO AGREEMENT FOR
               EXCHANGE OF CORPORATE STOCK


                               ADDENDUM NO. 1
                                     TO
               THE AGREEMENT FOR EXCHANGE OF CORPORATE STOCK
                                ("Addendum")



     THIS ADDENDUM is made and entered into on the 13th day of September, 2001, by and between WHITEMARK HOMES, INC., a Colorado corporation, ("Buyer"), and MIKE ADKINSON, WAYNE ADKINSON and CHAD ADKINSON, ("Sellers").

     WHEREAS, the parties entered into that certain Agreement for Exchange of Corporate Stock ("Agreement") dated August 31, 2001; and

     WHEREAS, the parties desire to amend the Agreement as provided for herein;

     NOW THEREFORE, for mutual valuable consideration, the receipt of which is hereby acknowledged between the parties, they agree as follows:

         1. Paragraph 24 of the Agreement is hereby modified in that the parties shall have until September 25, 2001 in which to prepare and exchange those exhibits described in the Agreement.

         2. All other terms and conditions of the Agreement are hereby ratified and reaffirmed.



                                         Buyer:
                                         WHITEMARK HOMES, INC.

                                         __/s/ LARRY WHITE_________________
                                         By:  Larry White
                                         Its: President



                                         Sellers:


                                        __/s/ MIKE ADKINSON________________
                                        Mike Adkinson



                                        __/s/ WAYNE ADKINSON_______________
                                        Wayne Adkinson



                                        __/s/ CHAD ADKINSON________________
                                        Chad Adkinson

EXHIBIT 7.4 -- AMENDMENT NO. 2 DATED EFFECTIVE AS OF NOVEMBER 7, 2001 TO
               AGREEMENT FOR EXCHANGE OF CORPORATE STOCK


                              AMENDMENT NO. 2
                                     TO
                 AGREEMENT FOR EXCHANGE OF CORPORATE STOCK


    This Amendment No. 2 (the "Amendment") to the Agreement for Exchange of Corporate Stock dated August 31, 2001 (the "Agreement"), as amended by Amendment No. 1 dated September 13, 2001 ("Amendment No. 1"), is entered into effective as of the 7th day of November, 2001 by and among Whitemark Homes, Inc., a Colorado corporation (the "Buyer"), Mike Adkinson, Wayne Adkinson and Chad Adkinson (each a "Seller" and collectively the "Sellers"), each of the newly formed first-tier wholly owned subsidiaries of Buyer set forth on the signature pages hereto under the caption "Merger Subs" (each a "Merger Sub" and collectively the "Merger Subs"), and each of the corporations directly owned by the Sellers and set forth on the signature pages hereto under the caption "Target Corps" (each a "Target Corp" and collectively the "Target Corps").

                                  RECITALS

    WHEREAS, Buyer and Sellers entered into the Agreement on August 31, 2001 which generally provided for the acquisition by Buyer of North Florida Consulting, Inc., a Florida corporation, and certain other corporations related thereto or affiliated therewith (collectively referred to in the Agreement as the "Corporation") as set forth on Exhibit A to the Agreement, in exchange for the issuance to Sellers of shares of common stock of the Buyer;

    WHEREAS, the Agreement was amended by Amendment No. 1 to extend the dates for mutual exchange by the parties of the exhibits to the Agreement;

    WHEREAS, for federal income tax purposes Buyer and Sellers intend for the acquisition to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, and Buyer, Merger Subs, Sellers and Target Corps intend, by approving resolutions authorizing the Agreement, as amended, to adopt the Agreement as a plan of reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder;

    WHEREAS, Buyer, Sellers, each Merger Sub and each Target Corp intend for this Agreement, as amended, to constitute an agreement and plan of merger with respect to each Merger Sub and each Target Corp whereby individual Merger Subs shall be merged with and into individual Target Corps as set forth herein, and each Merger Sub and each Target Corp shall become a party to the Agreement, as amended;

    WHEREAS, capitalized terms used but not defined in this Amendment shall have the meanings previously given them in the Agreement, and references to sections herein shall pertain to the corresponding sections of the Agreement.

    NOW, THEREFORE, in consideration of the mutual agreements, representations and warranties set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:


                                 AGREEMENT

1.  Amendments to the Agreement:

   (a) Section 3 of the Agreement is hereby amended and restated in its entirety to provide as follows:

            3.  The Mergers.

                (a) Subject to the terms and conditions herein set forth in this Agreement, and in accordance with the Florida Business Corporation Act, there shall occur the following separate mergers (each a separate "Merger" and collectively referred to herein as the "Mergers") whereby each Merger Sub set forth below shall be merged with and into the respective Target Corp set forth opposite the respective Merger Sub's name, with each Merger to be deemed to occur at the Effective Time (as defined below) for such Merger:

      Merger Sub:              Merger Direction:         Target Corp:
--------------------------    -------------------   ------------------------
Whitemark/LPG Acquisition     merge with and into   LPG Inc.
Corporation

Whitemark/Panhandle           merge with and into   Panhandle Development Inc.
Acquisition Corporation

Whitemark/Emerald             merge with and into   Emerald Beach Corporation
Acquisition Corporation

Whitemark/NFC                 merge with and into   North Florida Consulting
Acquisition Corporation                             Inc.

Whitemark/Magnolia            merge with and into   Magnolia Landing
Acquisition Corporation                             Development Inc.

Whitemark/Sea Oats            merge with and into   Sea Oats Properties Inc.
Acquisition Corporation

Whitemark/Sunshine            merge with and into   Sunshine Development
Acquisition Corporation                             Group Inc.

Whitemark/Destin              merge with and into   Destin Parks Inc.
Acquisition Corporation

Whitemark/Torel               merge with and into   Torel Inc.
Acquisition Corporation

Whitemark/Alstar              merge with and into   Alstar Development
Acquisition Corporation                             Group Inc.


            Following each Merger, the separate corporate existence of the respective Merger Sub shall cease and the respective Target Corp shall continue as the surviving corporation (the "Surviving Corporation") of such Merger and shall succeed to and assume all the rights and obligations of the respective Merger Sub in accordance with the Florida Business Corporation Act.

                (b) Effective Time.  Promptly after the closing of this
            Agreement, the parties shall execute and file separate articles of merger ("Articles of Merger") with the Florida Department of State for each Merger and shall make all other filings or recordings required under the Florida Business Corporation Act for each Merger, with all Articles of Merger for all Mergers to be filed with the Florida Department of State on the same day. Each Merger shall become effective at such time as the Articles of Merger for such Merger are duly filed with the Florida Department of State (the time that each separate Merger becomes effective being hereinafter referred to as the "Effective Time") for such Merger.

                (c) Effects of Each Merger.  At and after the
            Effective Time for such Merger, each Merger shall have the effects as provided under the Florida Business Corporation Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the respective Target Corp and respective Merger Sub shall be vested in the respective Surviving Corporation, and all debts, liabilities, obligations and duties of the respective Target Corp and respective Merger Sub shall become the debts, liabilities, obligations and duties of the respective Surviving Corporation.

                (d) Articles of Incorporation for Each Surviving
            Corporation. The articles of incorporation of the Target Corp for each Merger as in effect at the Effective Time for such Merger shall be the articles of incorporation of the respective Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

                (e) Bylaws for Each Surviving Corporation.  The bylaws of
            the Target Corp for each Merger as in effect at the Effective Time for such Merger shall be the bylaws of the respective Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

                (f) Directors of Each Surviving Corporation. The directors of Target Corp for each Merger immediately prior to the Effective Time for such Merger shall be the directors of the respective Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                (g) Officers of Each Surviving Corporation.  The officers of
            Target Corp for each Merger immediately prior to the Effective Time for such Merger shall be the officers of the respective Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

                (h) Effect on Capital Stock.  At the Effective Time for each
            Merger, by virtue of such Merger:

                    (i) Conversion of Stock of Target Corps. The total number of shares of the respective Target Corp's capital stock issued and outstanding immediately prior to the Effective Time for such Merger shall be automatically converted into the Sellers' right to receive a proportionate amount, based on the relative value of such Target Corp to all Target Corps, of the shares of common stock of the Buyer to be issued to Sellers as set forth in Section 5. No cash, property or assets of Buyer shall be used to pay, directly or indirectly, any debts or obligations, however evidenced, of any of the Target Corps to any of the Sellers nor shall Buyer assume or pay any of the liabilities of any of the Target Corps in a manner in which would permit the Target Corps to pay or satisfy any of such obligations to the Sellers; other than with respect to any indemnification by Buyer or Sellers as provided in this Agreement with respect to any payments by Sellers under their guarantee obligations for bona fide debts or obligations of Target Corps as disclosed or identified in the exhibits to this Agreement. At the Effective Time for each such Merger, all such shares of the capital stock of the respective Target Corp shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist, and the Sellers shall thereafter cease to have any rights with respect to such shares of capital stock of each Target Corp.

                    (ii) Capital Stock of Each Merger Sub. Each share of common stock of each Merger Sub issued and outstanding immediately prior to the Effective Time for the respective Merger of such Merger Sub with and into the respective Target Corp shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation, and thus each Surviving Corporation shall become a wholly owned subsidiary of the Buyer.

   (b) Section 4 of the Agreement is hereby amended and restated in its entirety to provide as follows:

            4.  Closing.

                (a) Closing Date.  Closing shall occur on or before November
            8, 2001.

                (b) Time and Place.  Closing shall occur at a time and place mutually agreeable to by the parties. In the absence of an agreement, the closing shall occur at the offices of the Sellers in Destin, Florida.

                (c) Closing Conditions and Securities Law Matters.  Buyer's
            obligation to close upon the terms of this Agreement shall be specifically conditioned upon the fulfillment, to Buyer's satisfaction, or written waiver by Buyer of each of the following:


                    (i) At closing, Buyer shall acquire each Surviving
                Corporation through the Mergers set forth in Section 3, pursuant to which each Surviving Corporation shall become a wholly owned subsidiary of Buyer. The manner of acquisition of the Corporation shall be a reorganization under Section 368(a) of the Code and the regulations promulgated thereunder. On the closing date, Buyer shall deliver to Sellers shares of common stock of the Buyer as set forth in
                Section 5. Such shares will not have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to an exemption from registration based in part upon the representations of the Sellers below, and thus shall be "restricted securities," as that term is defined under Rule 144 promulgated by the SEC under the Securities Act, and shall be subject to the limitations on transfer set forth in Rule 502(d) promulgated under the Securities Act. Each stock certificate for the shares issued to Sellers shall have a legend printed thereon which refers to Rule 144 and states that the securities have not been registered under the Securities Act and cannot be transferred without registration under the Securities Act or an exemption therefrom. In connection with the foregoing, each Seller acknowledges and represents and warrants that:

                        (A) Such Seller is an "Accredited Investor," as that
                     term is defined in Rule 501(a) promulgated under the Securities Act;

                        (B) Such Seller understands the substantial risks
                     and uncertainties of an investment in the shares, including the risk that such Seller may not be able to readily liquidate an investment in the shares when desired, and such Seller has had ample opportunity to fully investigate and make inquiries of Buyer as to any facts or circumstances which may be material to the acquisition by Seller of the shares of Stock of Buyer pursuant to this Agreement and desires no further information from Buyer in connection therewith; and

                        (C) Such Seller is acquiring the shares to be issued
                     to him solely for his own account, as principal, for investment purposes only and not with a view to any "distribution" of the shares, as that term is used in the Securities Act.

                Together with the delivery of the stock to Sellers, the parties shall enter into an agreement at closing which will allow the Sellers to the extent they do not already have that right pursuant to the percentage ownership of stock they have, to appoint at least one member to the Boards of Directors of Buyer and North Florida Consulting, Inc., with the remainder of the Boards to be selected by all of the shareholders of Buyer in the manner provided in its Bylaws. This right of appointment shall exist for so long as Sellers own five percent or more of the outstanding shares of Buyer.

                    (ii) The determination by Buyer that the Businesses have obtained or are capable of obtaining, within a time period acceptable to Buyer, all of the permits, development approvals, governmental approvals or other regulatory actions which may be necessary to permit the construction, development and sale of the Properties constituting the Businesses in a manner consistent with the plans and specifications previously prepared for them by Sellers and presented to Buyer.

                    (iii) Satisfactory confirmation of anticipated presales, including reservations, together with confirmation of the deposits associated therewith, which may have been obtained for portions of the Properties which have been offered for sale to purchasers in the ordinary course of business.

                     (iv) The closing shall be further contingent upon the
                truth, satisfaction, and fulfillment of each and every one of the representations and warranties or other agreements of the parties contained within the terms of this Agreement.

                (d) Exchange at Closing.  At the closing, Buyer shall
            deliver to the Sellers, in such manner as the three Sellers shall direct at closing, certificates representing, in the aggregate, the total number of shares of common stock of the Buyer to be issued to the Sellers as set forth in Section 5(a), and the Sellers shall exchange and surrender to Buyer all certificates (properly endorsed for transfer or accompanied by corresponding irrevocable stock powers that have been duly executed) representing all issued and outstanding shares of capital stock of each Target Corp immediately prior to the Effective Time for the Merger with respect to such Target Corp, and all minute books and other corporate records and documents for each Target Corp, including all certificates representing any equity ownership interest that such Target Corp may hold in any other entity.

   (c) Section 5 of the Agreement is hereby amended and restated in its entirety to provide as follows:

            5. Merger Consideration by Buyer and Method of Payment. In consideration of Buyer's acquisition of the Corporation pursuant to the Mergers under this Agreement, Buyer shall issue the following consideration to the Sellers:

                Buyer shall issue to Sellers a total of the greater of Five
            Million (5,000,000) shares of the common stock of Buyer, or ninety-five percent (95%) of the number of shares owned by Larry White ("White Shares") at time of stock delivery to Sellers, which shall constitute the consideration value for the Corporation and shall be issued on the closing date as set forth in Section 4. Notwithstanding the foregoing, the White Shares shall not include any shares purchased by Larry White after the Effective Date on the open market. The White Shares shall include any stock acquired by Larry White by virtue of any stock splits, other than stock splits on purchased shares after the Effective Date. The parties hereto acknowledge that certain liabilities of the Corporation, as listed on Exhibits G and Exhibit H, which Exhibit H for purposes of this Agreement shall be a composite of the information set forth on Exhibits H-1, H-2 and H-3 attached hereto, and will not be satisfied prior to Closing and that Buyer is acquiring the Corporation subject to such liabilities of the Corporation. Buyer further acknowledges that transfer of certain portions of the Stock subject to such liabilities is conditioned on the approval of the holders of such liabilities. Buyer shall pay those liabilities described in Exhibit "R" within the time frames described thereon; and

   (d) The following subsections shall be added to the representations and warranties of Sellers under Section 12 of the Agreement:

            (ff) Authority of Target Corps. Each Target Corp is a Florida corporation and has all requisite corporate power and authority to enter into this Agreement, as amended, and to consummate the transactions contemplated hereby. The execution, delivery and performance by each Target Corp of this Agreement, as amended, and the consummation by each Target Corp of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the respective Target Corp. This Agreement, as amended, has been duly executed and delivered by each Target Corp and constitutes a valid and binding agreement of each Target Corp, enforceable against each Target Corp in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally.

            (gg) Non-Contravention by Target Corps. The execution, delivery and performance by each Target Corp of this Agreement, as amended, and the consummation by each Target Corp of the transactions contemplated hereby do not and will not contravene or conflict with the articles of incorporation or bylaws of the respective Target Corp.

   (e) The following subsections shall be added to the representations and warranties of Buyer under Section 13 of the Agreement:

            (s) Organization and Standing of Merger Subs. Each Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Florida. Each Merger Sub is a first-tier wholly owned subsidiary of Buyer.

            (t) Authority of Merger Subs. Each Merger Sub has all requisite corporate power and authority to enter into this Agreement, as amended, and to consummate the transactions contemplated hereby.
        The execution, delivery and performance by each Merger Sub of this Agreement, as amended, and the consummation by each Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the respective Merger Sub. This Agreement, as amended, has been duly executed and delivered by each Merger Sub and constitutes a valid and binding agreement of each Merger Sub, enforceable against each Merger Sub in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally.

            (u) Non-Contravention by Merger Subs. The execution, delivery and performance by each Merger Sub of this Agreement, as amended, and the consummation by each Merger Sub of the transactions contemplated hereby do not and will not contravene or conflict with the articles of incorporation or bylaws of the respective Merger Sub.

            (v) No Business Activities by Merger Subs. No Merger Sub has conducted any activities other than in connection with the organization of the respective Merger Sub, the negotiation and execution of this Agreement, as amended, and the consummation of the transactions contemplated hereby. No Merger Sub has any subsidiaries.

            (w) Acknowledgment of Redemption Agreement.   Buyer hereby
        acknowledges that Mike Adkinson  has entered into redemption
        agreements with the following Target Corps prior to closing:    LPG
        Inc.; Panhandle Development Inc; Emerald Beach Corporation; North Florida Consulting Inc.; Magnolia Landing Development Inc.; Sea Oats Properties Inc.; Sunshine Development Group Inc.; and Destin Parks Inc. Buyer hereby further acknowledges receipt of copies of the redemption agreements.

2. Merger Subs and Target Corps are Parties. By executing this Amendment No. 2, each Merger Sub and each Target Corp. shall become a party to the Agreement.

3. Remainder of Agreement Remains in Effect. Except as specifically set forth in this Amendment, the remainder of the Agreement not modified by this Amendment shall remain in full force and effect, without any amendment or modification thereto.

4. Counterparts and Facsimile Signatures. This Amendment may be executed in any number of counterparts, and signature pages may be delivered by telefax.


    IN WITNESS WHEREOF, the parties to this Amendment No. 2 to the Agreement for Exchange of Corporate Stock have duly executed this Amendment effective as of the 7th day of November, 2001.


BUYER:

WHITEMARK HOMES, INC.,
a Colorado corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


MERGER SUBS:

WHITEMARK/LPG ACQUISITION CORPORATION,
a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/PANHANDLE ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/EMERALD ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/NFC ACQUISITION CORPORATION,
a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President



WHITEMARK/MAGNOLIA ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/SEA OATS ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/SUNSHINE ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/DESTIN ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/TOREL ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President


WHITEMARK/ALSTAR ACQUISITION CORPORATION, a Florida corporation

By: __/s/ LARRY WHITE___________________
    Larry White, President






SELLERS:


__/s/ MIKE ADKINSON___________________
Mike Adkinson


__/s/ WAYNE ADKINSON__________________
Wayne Adkinson


__/s/ CHAD ADKINSON____________________
Chad Adkinson



TARGET CORPS:

LPG INC.,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


PANHANDLE DEVELOPMENT INC.,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


EMERALD BEACH CORPORATION,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


NORTH FLORIDA CONSULTING INC.,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


MAGNOLIA LANDING DEVELOPMENT INC.,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


SEA OATS PROPERTIES INC.,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


SUNSHINE DEVELOPMENT GROUP INC.,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


DESTIN PARKS INC.,
a Florida corporation

By: __/s/ MIKE ADKINSON________________
    Mike Adkinson, President


TOREL INC.,
a Florida corporation

By: __/s/ WAYNE ADKINSON_______________
    Wayne Adkinson, President


ALSTAR DEVELOPMENT GROUP INC.,
a Florida corporation

By: __/s/ CHAD ADKINSON________________
    Chad Adkinson, President

EXHIBIT 7.5 -- VOTING AGREEMENT

                        VOTING AGREEMENT


This Voting Agreement (this "Agreement") is entered into as of November 7, 2001 by and among Whitemark Homes, Inc., a Colorado corporation (the "Company"), Larry White ("White"), and Mike Adkinson, Wayne Adkinson and Chad Adkinson (each a "Seller" and collectively the "Sellers").

                            RECITALS

WHEREAS, the Company and the Sellers have entered into that certain Agreement for Exchange of Corporate Stock dated August 31, 2001, as amended by Amendment No. 1 thereto dated September 13, 2001 and Amendment No. 2 thereto dated November 7, 2001 (the "Stock Exchange Agreement"), by and among the Company, the Sellers, certain wholly owned subsidiaries of the Company, and certain corporations directly owned by the Sellers, pursuant to which Stock Exchange Agreement the Sellers are selling their interests in such corporations to the Company in exchange for the issuance by the Company to the Sellers of shares of common stock of the Company, par value of $0.001 per share (the "Common Stock"), as set forth in the Stock Exchange Agreement; and

WHEREAS, in connection with the Company's issuance of shares of Common Stock to the Sellers under the Stock Exchange Agreement, the Company, White and the Sellers desire to make certain agreements and covenants with respect to the voting of shares of Common Stock as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements and covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

                           AGREEMENT

1.   Voting Agreement.

     (a) Voting of Shares. Subject to the provisions of Section 1(b) below, at any time that the stockholders of the Company have a right to vote at an annual or special meeting of stockholders, White shall give written notice to the Sellers before such meeting is held as to how White intends to vote the shares of Common Stock that he owns and is entitled to vote at such meeting, with respect to each matter to be submitted for a stockholder vote at such meeting as set forth in the notice to stockholders for such meeting, and each of the Sellers hereby agrees that he shall vote his shares of Common Stock in the same manner as White votes his shares, and each Seller also agrees that he shall not vote, or abstain from or withhold voting, his shares of Common Stock in any manner inconsistent or different from the manner in which White votes his shares. (b) Representation of Sellers on the Board of Directors.

          (i) So long as the Sellers own in the aggregate five percent (5%) or more of the outstanding shares of Common Stock, at any time that the stockholders of the Company vote for the election of directors of the Company, White and each of the Sellers hereby agree to vote all shares of Common Stock owned by them in a manner so as to cause and maintain the election to the board of directors of the Company of one (1) designee of the Sellers (the "Sellers' Board Designee"). The initial Sellers' Board Designee shall be David Fleisher.

          (ii) For each meeting of stockholders of the Company at which the stockholders will vote for the election of directors of the Company, the Company shall take such actions as are required to cause the nomination for election to the board of directors of the Sellers' Board Designee. In the event of any vacancy in the board position of the Sellers' Board Designee due to a resignation, the Company, by action of its board of directors, shall fill such vacancy promptly with a replacement Sellers' Board Designee.

2.   Miscellaneous.

     (a) Notices. Any and all notices, requests or other communications required herein shall be given in writing and sent by messenger, overnight delivery or by registered or certified mail, return receipt requested, with first-class postage prepaid; and such notices shall be addressed: (a) if to the Company, to the principal office of the Company or (b) if to White or any Seller, to the address of White or such Seller as reflected in the stock records of the Company, unless notice of a change of address is furnished to all parties in the manner provided in this Section 2(a).

     (b) Stock Certificate Legend. For so long as this Agreement remains in effect, each certificate representing shares of Common Stock subject to this Agreement (which shall include shares of Common Stock owned by White) shall bear any legend or legends required by applicable securities laws and any other agreement pertaining thereto, and, in addition thereto, shall bear a legend in substantially the following form:

             THE SHARES REPRESENTED BY THIS CERTIFICATE
             ARE SUBJECT TO THE PROVISIONS OF A VOTING
             AGREEMENT DATED NOVEMBER 7, 2001, BY AND
             AMONG THE COMPANY AND CERTAIN
             STOCKHOLDERS OF THE COMPANY, PURSUANT TO
             WHICH THE VOTING OF SUCH SHARES IS SUBJECT
             TO CERTAIN TERMS AND RESTRICTIONS.  A COPY
             OF SUCH VOTING AGREEMENT IS ON FILE AT THE
             PRINCIPAL OFFICE OF THE COMPANY WHERE IT
             MAY BE INSPECTED.

     (c) Severability of Provisions. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

     (d) Benefits and Burdens; Other Parties. This Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their legatees, distributees, estates, executors, administrators, personal representatives, successors and assigns, and other legal representatives, and the terms and provisions of this Agreement shall also apply to shares of Common Stock held or beneficially owned by any relative, spouse or affiliate of White or any of the Sellers. For purposes of this Agreement, the term "affiliate" shall have the meaning set forth in Rule 12b-2 of the Securities Exchange Act of 1934, as amended. In the event that White, any Seller, or any relative, spouse or affiliate of White or any Seller transfers any shares of Common Stock subject to this Agreement to any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, other form of business organization, or unincorporated organization (each, a "Person") that is not a party hereto or otherwise subject to the terms and provisions hereof, except for sales by White or a Seller or any relative, spouse or affiliate of White or any of the Sellers of shares of Common Stock to unrelated third parties in open market transactions, such Person shall take such shares subject to all of the terms and provisions of this Agreement.
     In the event that White, any Seller or any relative, spouse or affiliate of White or any Seller acquires any shares of Common Stock after the date of this Agreement, such shares of Common Stock shall be subject to all of the terms and provisions of this Agreement.

     (e) Changes; Waiver. No change to or modification of this Agreement shall be valid unless the same is in writing and signed by the Company, White, and the Sellers or their successors which hold or beneficially own at least eighty percent (80%) of the shares of Common Stock that have become subject hereto. The failure of any party at any time to insist upon strict performance of any condition, term, agreement or covenant set forth herein shall not be construed as a waiver or relinquishment of the right to insist upon strict performance of the same or any other condition, term, agreement or covenant at a future time.

     (f) Termination. This Agreement shall terminate and be of no further force or effect upon the expiration of three (3) years from the date of this Agreement.

     (g) Entire Agreement. This Agreement, together with the Stock Exchange Agreement, sets forth all of the conditions, terms, agreements, and covenants among the parties hereto with respect to the voting of the shares of Common Stock subject hereto.

     (h) Governing Law. This Agreement shall be construed and enforced in accordance with the Colorado Business Corporation Act as to matters within the scope of such Act, and as to all other matters shall be governed by, and construed and enforced in accordance with, the laws of the State of Florida without regard to its conflict of law principles or rules.

     (i) Specific Enforcement. This Agreement shall be specifically enforceable pursuant to Section 7-107-302 of the Colorado Business Corporation Act.

     (j) Headings. The headings, subheadings and other captions of this Agreement are for convenience and reference only and shall not be used in interpreting, construing or enforcing any of the provisions of this Agreement.

     (k) Counterparts and Facsimile Signatures. This Agreement may be executed in any number of counterparts, and signature pages may be delivered by telefax.


IN WITNESS WHEREOF, the parties have executed this Voting Agreement on the date first indicated above.

COMPANY:

WHITEMARK HOMES, INC.,
a Colorado corporation


By: __/s/_Larry_White___________________
   Larry White, Chief Executive Officer


WHITE:


_/s/_Larry_White_______________________
Larry White


SELLERS:


_/s/_Mike_Adkinson_____________________
Mike Adkinson


_/s/_Wayne_Adkinson____________________
Wayne Adkinson


_/s/_Chad_Adkinson_____________________
Chad Adkinson

EXHIBIT 7.6 -- EMPLOYMENT AGREEMENT


                            EMPLOYMENT AGREEMENT


     THIS EMPLOYMENT AGREEMENT ("Agreement"), made as of this 7th day of November, 2001, between WHITEMARK HOMES, INC., a Colorado corporation ("Company"), and MIKE ADKINSON ("Atkinson")

                            W I T N E S S E T H:

     In consideration of the covenants and agreements herein contained and the moneys to be paid hereunder, the Company agrees to hire Adkinson and Adkinson agrees to work for Company upon the following terms and conditions:

1. Duties of Adkinson. Adkinson is employed by Company to render services on behalf of Company as the General Manager or other authorized agent of certain subsidiaries of the Company and will be responsible for the day-to-
day management of said subsidiaries.   The subsidiaries are generally
described as being those companies or other legal entities acquired , or to be acquired pursuant to various options and purchase contracts, pursuant to that certain Stock Exchange Agreement between Adkinson and Company dated August 31, 2001, and are hereinafter referred to as the "Subsidiaries." A list of the Subsidiaries is described in attached Exhibit A.

2. Devotion to Full-Time Employment. Adkinson shall devote a sufficient amount of his time to rendering services on behalf of the Company. Adkinson shall not engage in or carry on or be employed by any other business or profession without the written consent of the Company; provided, however, nothing contained herein shall prohibit Adkinson from undertaking certain development projects which he has first offered to Company pursuant to the terms of Paragraph 10 hereof, provided that Adkinson's involvement in said projects does not keep him from being able to perform his duties pursuant to this Agreement.

3. Term of Agreement. The effective date of this Agreement shall be the date on which it is signed by the last of the parties and it shall continue for a term of five (5) years thereafter unless otherwise terminated sooner in accordance with the provisions hereof.

4.   Compensation.

     (a) Salary. The Company shall pay to Adkinson, as compensation for his services, a salary in the amount of THREE THOUSAND FIVE HUNDRED DOLLARS AND NO/100 DOLLARS ($3,500.00) per week, said salary to be paid in accordance with the Company's normal payroll procedures, but not less often than weekly.

     (b) The Company shall, in addition to the salary described above, provide the following additional employee benefits to Adkinson:

          (i) The normal health and accident insurance benefits that are provided to all of the employees of Company under existing or future group medical insurance plans and, to the extent that the same may be agreed to be funded in the future for all employees, benefits accruing under the retirement plan(s) adopted by Company for its employees.

         (ii)  A car allowance in the amount agreed to from year to year.

     (c) Bonus. In addition to the salary to be paid by Company to Adkinson under subparagraph (a), after closing occurs on the acquisition by Company of Subsidiaries, the Company shall pay to Adkinson a bonus, calculated as follows:

            Adkinson shall earn a bonus equal to thirty percent (30%) of the net profits as hereinafter defined to the extent that said 30 percent exceeds $7,630,000.00 from Projects undertaken and completed by the Subsidiaries. For purposes of this Agreement, "Projects" shall include the ongoing real estate development opportunities listed in Exhibit "B" of the Stock Exchange Agreement dated August 31, 2001. Such bonus shall be generated solely from the revenues of the Subsidiaries, and shall be payable only out of revenues generated by the Subsidiaries from the Projects. A Project shall be deemed to be "completed" when it has been acquired, developed and sold in such a manner that all of the outstanding notes, mortgages, debts and other obligations of the Company or the Subsidiaries pursuant thereto have been discharged. Adkinson's right to the bonus shall commence to be calculated at time of execution of this Agreement and shall become earned by him at the time or times that such bonuses are due under the terms of this Agreement; however, if Adkinson's employment terminates prior to completion of any Project, his right to the bonus with respect to that Project shall be pro rated according to a schedule of values of the Project's completion as determined by the Project architect. By example only for illustrative purposes, if the Project Architect determined the Muirfield Project to be thirty percent (30%) completed at time of Adkinson's termination of employment, Adkinson would be entitled to nine percent (9%) of the net profits as a bonus. No Project has commenced on the date of this Agreement.

5. Reimbursable Expenses. Adkinson shall be reimbursed from the Company, or shall be entitled to charge the Company, all reasonable, ordinary and necessary business expenses incurred by him, in and about the course of his employment with the Company; if and only if such expenses have been preapproved in writing by the Company, or such expenses are within the budget agreed to by Adkinson and Company as provided under paragraph 12. As a condition of such reimbursement and entitlement to charge, Adkinson will provide the Company with such documentation as may reasonably be required by Company in order to substantiate such expenses for federal income tax purposes.

6. Policies and Procedures. The Company shall have the authority to establish from time to time reasonable policies and procedures to be followed by Adkinson. Adkinson agrees to comply with the policies and procedures of the Company so long as they are reasonable and do not violate the law.

7. Vacation. Adkinson shall be entitled to such vacation as is authorized by the Company from time to time.

8. Time Off. Adkinson shall be entitled to such time off as is authorized by the Company from time to time.

9.   Termination of Agreement.

     (a) The Company may terminate the employment provisions of this Agreement at any time if Adkinson becomes unfit to render services on behalf of the Company because of any good and sufficient cause. Such termination shall be effective upon the delivery of written notice thereof to Adkinson or at such later time as may be designated in said notice, and Adkinson shall vacate the offices of the Company on or before such effective date.

     (b) "Good and sufficient cause" includes, but is not limited to the following:

          (i) Adkinson's failure or refusal to faithfully and diligently perform the duties of his employment, including but not limited to such failure because of sickness or incapacity.

         (ii) Proven dishonesty or unauthorized use of Company funds or property.

        (iii) Future conviction of a felony.

         (iv) Alcohol or drug addiction or abuse, except tobacco.

          (v) Refusal or failure to carry out any reasonable direction of the Company.

         (vi) Refusal or failure to comply with reasonable policies, standards and regulations of the Company which may be established from time to time.

        (vii) The disability of Adkinson which prohibits him from substantially completing the normal duties of this Agreement, which disability persists for a period of time exceeding six months or which, to a reasonable degree of medical probability, is anticipated to so disable Adkinson for a period exceeding six months. In either of such events, the Company shall have the right to terminate the employment of Adkinson hereunder upon the giving of 30 days' written notice. The specific intent of the parties under the terms of this paragraph is that Adkinson be given a reasonable time and probability of recuperating from a disability from which there is a reasonable certainty he can recover in a timely manner. In the event of a disability from which Adkinson is expected to recover or, during an interim period when the prospects of recovery have not been determined, the Company shall have the right to engage one or more persons to temporarily fulfill the duties of Adkinson hereunder upon such terms as the Company determines. In such event, or in the event of a notice of termination by the Company under this subparagraph, the Company maintains the option to engage the services of Adkinson on a consulting basis on terms set forth by the Company and accepted by Adkinson.

     (c) Company may elect to terminate the employment of Adkinson for the causes stated hereunder at any time upon the giving of thirty (30) days' written notice.

10.  Non-Competition and Non-Disclosure.

     (a) Adkinson grants to Company the covenant not to compete while in the employment of Company, except as provided for in paragraph 11 herein below, and the covenant not to disclose under the terms and conditions specified herein. Adkinson acknowledges that the granting of such covenants is a material inducement given to Company so that Company will employ Adkinson. The parties acknowledge that without these covenants, Company would not employ Adkinson.

     (b) During the term of this Agreement, including any extensions or renewals, and for a three (3) year period commencing on the date this Agreement is terminated, Adkinson shall not, nor shall Adkinson cause, directly or indirectly, within the "Restricted Area" (as defined below):

          (i) Divert or attempt to divert any business or customer of Company business to any competitor, by direct or indirect inducement or otherwise, or do or perform any other act injurious or prejudicial to the goodwill associated with Company's business without complete disclosure to Company;

         (ii) Except as set forth in Paragraph 11 below, for himself, or through, on behalf of, or in conjunction with any person, persons, partnership, joint venture, corporation or entity, manage, operate, control, be employed by, be an independent contractor, be an officer or director, consult for, or participate in the management, operation, or be connected in any manner with or have any interest in any business which competes with Company or delivers similar products or services as Company within the Restricted Area (hereinafter defined), except for those entities disclosed in the attached Exhibit B; nor

        (iii) Employ or seek to employ any person who at that time is employed by the Company, or otherwise induce such person to leave his or her employment with Company.

         (iv) Notwithstanding anything to the contrary contained herein, in no event and upon no condition shall this Agreement prohibit Adkinson from buying or selling individual units or properties purchased from the Company or Subsidiaries at fair market value, any property or Project in which the Company has declined to participate pursuant to the provisions of paragraph 11, or any property which is involved in a like kind exchange under the provisions of I.R.C. 1031 in which Adkinson retains exchanged real property without the benefit of any "boot".

     (c) By virtue of Adkinson's relationships with Company, Adkinson will become familiar with confidential information and trade secrets compiled and/or owned by Company used for financing, marketing, product and service development, and for other aspects of Company's business. Such confidential information includes, without limitation, supplier and vendor lists, price lists, market data, Company's organizational procedures, Company's operational methods, products, services, and information relating to product and/or service development. Such confidential information and trade secrets shall remain the property of Company, and Adkinson agrees that he shall not at any time make the content of any such information known to any other person, firm, company or entity, nor use that confidential information or trade secrets to compete for himself or on behalf of any other person, firm, company or entity, whether directly or indirectly against Company's business, or otherwise to use that information to Company's detriment. Notwithstanding the foregoing, Company acknowledges Adkinson has substantial experience in real estate, development, finance and marketing and his prior knowledge and experience shall not become the property of Company.

     (d) For purposes of this Agreement the "Restricted Area" means within fifty (50) miles in which Company may then be currently involved in a Project.

     (e) Adkinson acknowledges that there exists a sufficient number of companies or other businesses providing products and services similar to the services and products Company provides in the Restricted Area so that enforcement of the covenants contained herein will not adversely impact the availability of establishments providing such services and products in the Restricted Area.

     (f) If a Court of competent jurisdiction determines the provisions of this Paragraph to be unenforceable because of its duration or geographic scope, such Court may amend the provisions of this paragraph to be enforceable. It is the intent of the parties hereto, that if any of the provisions of this paragraph are unenforceable because of its duration or geographic scope, then the parties desire the Court to amend the provisions of this paragraph to be enforceable.

     (g) The parties agree that each of the foregoing covenants shall be construed as independent of any other covenant or provision of this Agreement. If all or any portion of a covenant in this paragraph is held unreasonable or unenforceable by a court or agency having valid jurisdiction in proceedings to which Company is a party, Adkinson expressly agrees to be bound by any lesser covenant subsumed within the terms of such covenant that imposes the maximum duty permitted by law, as if the resulting covenant were separately stated in and made a part of this Agreement.

     (h) In the event of a breach or threatened breach by Adkinson of Adkinson's obligations under this paragraph, Adkinson agrees that the remedy at law for Adkinson's breach of any provision of this paragraph is inadequate and that, in addition to any other remedies it may have, Company is entitled to temporary and permanent injunctive relief without the necessity of proving actual damages. This provision shall not preclude Company from seeking damages from Adkinson, as well as injunctive relief, and no defense will be allowed to the effect that the remedy of damages is inconsistent with the remedy of injunction. The existence of any claim or cause of action of Adkinson against Company, whether predicated in this Agreement or otherwise, will not constitute a defense to the enforcement of the covenants described herein.

     (i) The provisions of this paragraph will survive termination of this Agreement.

11. Right of First Refusal as to Projects. Notwithstanding the terms of Paragraph 10, the Company agrees that Adkinson shall be free to pursue projects involving the acquisition, development and sale of real property which may otherwise violate the restrictions of Paragraph 10 if Adkinson has previously offered to Company the opportunity to acquire, develop and sell said project on its own account (the "Offer"). Such Offer shall be made in writing and sent to the attention of the Company's President, at the address, from time to time, of Company's chief executive offices. The Offer shall provide sufficient detail to permit the Offer to be analyzed (i.e., pro forma projections, location, densities, costs, etc.). In the event Company desires to undertake the project for its own account, it shall notify Adkinson of that fact in writing within 15 days of Company's receipt of the Offer. If Company needs more information on the project described in the Offer it may request that Adkinson meet in person with Company representatives within the 15 days after the Offer is made, but the timing of such meeting shall not extend the 15 day period. In the event Company declines the Offer in writing, or fails to respond to the Offer within the 15 day period, Adkinson shall be free to pursue the project described in the Offer for his own account, free of the restrictions contained in Paragraph 10.

     Notwithstanding any other provision of this Agreement to the contrary, the Projects, stock options, membership options, and real estate purchase contracts identified in Exhibit C hereof are excepted and exempt from the right of first refusal in the event, and only in the event, the Company and/or its Subsidiaries are unable or unwilling to timely exercise any of the contractual right(s) or option(s) associated with any such Project (i.e. participate), as those rights are identified in Exhibit Q of the Stock Exchange Agreement dated August 31, 2001 ("Exchange Agreement") between the parties. This exception is granted by Company to enable Adkinson to protect any individual investor, participant or guarantor in such Project, stock options, membership options, and real estate purchase contracts and only applies to each individual Project, stock options, membership options, and real estate purchase contracts in which the Company is unwilling or unable to participate.

12. Budget. Company and Adkinson shall agree between themselves annually on budgets for Company for items relating to Adkinson, including, but not limited to, Adkinson's expense accounts, travel and the like.

13. Limitations on Authority. Without the express written consent from the Company Adkinson shall have no apparent or implied authority to take any action which will have significant or long-term impact upon the Company or which will (either standing by itself or in connection with other transactions with the same party or parties or having the same general subject matter and scope):

     (a)  Pledge the credit of the Company in an amount exceeding
$10,000.00;

     (b) Bind the Company under any contract, agreement, note, mortgage having a financial impact on the Company in excess of $10,000.00;

     (c) Release or discharge any debt due the Company unless the Company has received the full amount thereof;

     (d) Sell, mortgage, transfer or otherwise dispose of any assets of the Company.

14. Cumulative Remedies. Remedies provided to the parties by this Agreement, at law, in equity, and by any instrument or document executed pursuant to this Agreement, are cumulative. No remedy shall be exclusive of any other remedies. A party's exercise of any particular remedy shall not preclude that party from exercising one or more additional or alternative remedies.

15. Counterparts. To facilitate execution, this Agreement may be executed in as many counterparts as may be required, and it shall not be necessary that the signature of each party, or on behalf of each party, appear on each counterpart. It shall be sufficient that the signature of, or on behalf of, each party appear on at least one counterpart in order for this Agreement to bind all parties. All counterparts shall collectively constitute a single agreement.

16. Waiver. No waiver of any provision hereof shall be effective unless executed in writing by the party claimed to have made the waiver. No waiver of a provision hereof shall constitute a continuing waiver. A party's forbearance to enforce any available rights or to exercise any available remedy, or to insist upon strict compliance herewith, shall not be deemed a waiver or forfeiture of such rights, remedies or strict compliance. A party's acceptance of any late or inadequate performance, shall not constitute a waiver or forfeiture of that party's right to treat such performance as an event of default or to require timely and adequate performance in the future.

17. Severability. If any provision of this Agreement, the deletion of which would not adversely affect a party's enjoyment of any material benefit intended by this Agreement nor substantially increase the burden of either party under this Agreement, is found to be invalid or unenforceable, that provision will be severed from this Agreement and the remainder of this Agreement will continue to be binding and enforceable.

18. Survival. All indemnities, covenants, warranties, rights and obligations set forth and provided for in this Agreement shall survive after the expiration hereof.

19. Notice. Any notices required by this Agreement shall be addressed to Company and Adkinson at the following addresses, or at such other address designated in writing by the party to receive notice:

          Adkinson:      Mike Adkinson
                         40001 Emerald Coast Parkway
                         Destin, Florida  32541

          Company:       Whitemark Homes, Inc.
                         ATTN: Larry White
                         650 S. Central Ave., Suite 1000
                         Oviedo, FL 32765

Notices shall be either (1) personally delivered (including delivery by Federal Express or other courier service) to the addresses set forth above, in which case they shall be deemed delivered on the date of delivery; (2) sent by Western Union Telegram, in which case they shall be deemed delivered on the date Western Union delivers its telephonic communication; (3) sent by certified mail, return receipt requested, postage prepaid, in which case they shall be deemed delivered on the date shown on the receipt unless delivery is refused or delayed by the addressee, in which event they shall be deemed delivered on the date of deposit in the U. S. Mail. Notices or communications to or from a party's attorney will be deemed to be to or from that party.

20. Assignability. The rights and obligations of Adkinson under this Agreement are personal and cannot be assigned. The Company shall have the right to assign its rights and delegate its duties under the terms hereof only to a successor company which becomes the owner of the assets of Company.

21. Attorneys' Fees. In the event a party to this Agreement fails to fulfill its or his obligations set forth herein, and counsel is employed by a party to enforce such obligation, the substantially prevailing party shall recover from the substantially non-Prevailing party its reasonable expenses, court costs, including taxed and untaxed costs, and reasonable attorneys' fees, whether suit be brought or not (collectively referred to herein as "Expenses"). As used herein, Expenses include Expenses incurred in any appellate or bankruptcy proceeding. All such Expenses shall bear interest at the highest rate allowable under the laws of the State of Florida from the date the substantially prevailing party pays such Expenses until the date the substantially non-prevailing party repays such Expenses. Expenses incurred in enforcing this paragraph shall be covered by this paragraph.
For this purpose, the court is requested by the parties to award actual costs and attorneys' fees incurred by the substantially prevailing party, it being the intention of the parties that the substantially prevailing party be completely reimbursed for all such costs and fees. The parties request that inquiry by the court as to the fees and costs shall be limited to a review of whether the fees charged and hourly rates for such fees are consistent with the fees and hourly rates routinely charged by the attorneys for the substantially prevailing party.

22.  Time is of the Essence.  Time is of the essence of this Agreement.

23. Modification of Agreement. No change or modification of this Agreement will be valid unless the same be in writing signed by the party to be charged.

24. Persons Bound. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors-in-interest. No other person shall be entitled to rely hereon, receive any benefit herefrom, or enforce any provision of this Agreement against any party.

25. Entire Agreement. This Agreement embodies the entire understanding of the parties with respect to the subject matters addressed, and all negotiations, representations, warranties, and agreements made between the parties with respect to such matters are merged herein. The making, execution and delivery of this Agreement by both parties has been induced by no representations, statements, warranties or agreements concerning such matters that are not expressed herein. There are no further or other agreements or understandings, written or oral, in effect between the parties relating to the subject matter hereof. This Agreement supersedes and replaces any and all prior agreements between the parties, concerning the subject matters addressed herein.

26. Captions. The captions to the provisions of this Agreement are for convenience and reference only, and will not be deemed relevant in any respect in interpreting or applying any provision of this Agreement.

27. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

28. Construction. Whenever the context permits, or requires the use of the singular in this Agreement, the singular shall include the plural, and the plural shall include the singular. Any reference herein to one gender shall likewise apply to the other gender and to the neuter; and any reference herein to the neuter shall refer likewise to one or both genders. Any reference herein to a person shall include trusts, partnerships, corporations, and any other entity, as appropriate.

29. Venue. In the event of any legal or equitable action arising under this Agreement, the venue of such action shall lie exclusively within either the state courts of Florida located in Orange County, Florida, or the United States District Court for the Middle District of Florida, Orlando Division, and the parties hereto do hereby specifically waive any other jurisdiction and venue.

30. Equal Participation. The parties acknowledge that they participated equally in the drafting of this Agreement and that, accordingly, no court construing this Agreement shall construe it more stringently or liberally for or against any party.

31. Fair and Usual Meaning. The language used in this Agreement will be construed according to the fair and usual meaning of the language, and will not be strictly construed for or against either party.

32. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY RELATING TO THE SUBJECT MATTER OF THIS AGREEMENT. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE PARTIES TO ENTER INTO THIS AGREEMENT.

33. Arbitration. Any controversy, claim or dispute arising out of or relating to this Agreement or the breach, termination, enforcement, interpretation or validity thereof, or including the determination of the scope or applicability of this Agreement or any controversy, claim or dispute arising out of any representation made by a party prior to the execution of this Agreement, shall be determined by arbitration in Florida. For disputes in excess of $25,000 a panel of three arbitrators shall decide the matter. For all other disputes a sole arbitrator shall be used. All arbitration shall be in accordance with the laws of the State of Florida for agreements made in and to be performed in Florida. The arbitration shall be administered by the American Arbitration Association (AAA) pursuant to its Commercial Arbitration Rules. Upon the request of any party, a mediation shall be conducted prior to the arbitration pursuant to the Commercial Mediation Rules of the AAA.


     IN WITNESS WHEREOF, the parties have executed this Agreement on the above date.

                                        COMPANY:

                                        Whitemark Homes, Inc.

                                        By:_/s/_Larry_White___________
                                        Its: President




                                        ADKINSON:

                                        _/s/_Mike_Adkinson____________
                                        Mike Adkinson





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EXHIBIT 7.7 -- FORM OF REDEMPTION AGREEMENT


                      REDEMPTION AGREEMENT

THIS REDEMPTION AGREEMENT, executed this 6 day of November, 2001, by and between WILLIAM MICHAEL ADKINSON ("Adkinson"), and Sunshine Development Group, Inc., a Florida corporation (the "Company").

                           WITNESSETH

WHEREAS, Adkinson is the owner of 100 shares of the Company common stock ("Company Shares");

WHEREAS, Adkinson desires to have the Company redeem 20 of his Company Shares on the terms and conditions herein;

WHEREAS, in exchange for the redemption contemplated hereunder, Adkinson desires to receive and the Company is willing to pay to Adkinson, an amount equal to 30 percent of the net income of the Company as and when earned solely to the extent it may be attributable to certain assets owned currently by the Company;

NOW THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the parties hereto, intending to be legally bound hereby, agree as follows:

1.   Redemption of Shares.

     (a) Adkinson hereby conveys and surrenders to the Company 20 Company Shares (the "Redeemed Shares").

     (b) The Company hereby accepts and redeems the Redeemed Shares on the terms set forth herein.

2. Redemption Payments. In consideration of the Redeemed Shares being surrendered by Adkinson hereunder, the Company agrees to pay to Adkinson an amount equal to the lesser of (i) thirty percent (30%) of the Net Income of the Company as hereinafter defined as and when earned or (ii) $337,500.00 in the following manner:

     (a) Commencing on the date of the merger ("Merger") of the Company with a wholly owned subsidiary of Whitemark Homes, Inc. pursuant to the Agreement for Exchange of Corporate Stock dated August 31, 2001, as amended (the "Stock Exchange Agreement"), among Whitemark Homes, Inc. ("Whitemark"), the Company, Adkinson and others, Adkinson shall be entitled to be paid in consideration for the redemption of the Redeemed Shares an amount equal to the lesser of (i) thirty percent of the Net Income from the Projects undertaken and completed by the Company and (ii) $337,500.00. For purposes of this Agreement, "Project" shall mean the ongoing real estate development opportunities of the Company listed in Exhibit "B" of the Stock Exchange Agreement. A Project shall be deemed to be "completed" when it has been acquired, developed and sold in such a manner that all of the outstanding notes, mortgages, debts or other obligations of the Company (including obligations pursuant to intercompany loans or financing with affiliated corporations or other entities) pursuant thereto have been discharged.

     (b)  For purposes of this Paragraph, the following shall apply:

          (i) Subject to (ii) below, the term "Net Income" shall have the meaning and definition given to it under the terms of generally accepted accounting principles provided that no amounts attributable to the value of Company assets on the date hereof, as shall be determined by the accountants for the Company and as reflected in public disclosure documents filed by Whitemark after the Merger, shall be included in Net Income.

         (ii) Net Income shall not include amounts which result from a change in accounting method or calculation method rather than a change in real financial performance based on the factors listed above.

        (iii) Redemption payments measurable by Net Income shall become payable after completion as defined above. Notwithstanding that, however, the Company may elect to pay a draw against anticipated Net Income at such time as a Project has been built, the monetary obligations of the Company have been discharged in full, and no other expenses are anticipated to be due from the Company. At that time, the parties may agree on a manner in which anticipated Net Income may be paid which shall be calculated on the estimated Net Income to be realized from sales of the remaining portions of the Project, taking into account the estimated costs of the sales, costs of carrying the Project and reserves for anticipated expenses.

         (iv) In the event that a Project suffers from a negative Net Income, it shall constitute a charge against current or future redemption payments measured by Net Income which may later come due to Adkinson.

          (v) The Company shall deposit all cash flow and proceeds attributable to the Projects in a separate bank account established and maintained by the Company. No funds other than those generated by the Projects shall be deposited in such account. The redemption payments to Adkinson pursuant to this Agreement shall be payable only out of such account, and Adkinson shall have no interest whatsoever in any other assets of the Company under this Agreement. This procedure is intended to ensure that only funds of the Company are used to pay the redemption payments to Adkinson and that such payments shall be made only out of earnings, income and appreciation in the value of Company assets which accrue from and after the date of the Merger.

3. Representations and Warranties of the Company. As of the date of this Agreement, the Company hereby represents and warrants as follows:

     (a) The officers of the Company are duly authorized to execute this Agreement.

     (b)  The Company is in good standing as a Florida corporation.

4. Representations and Warranties of Adkinson. As of the date of this Agreement, Adkinson hereby represents and warrants as follows:

     (a) Adkinson is the sole, legal owner of the Redeemed Shares which are free and clear of any and all liens, security interests and encumbrances of any kind whatsoever.

     (b) The execution of this Agreement shall not result in a violation of any material contract or agreement of Adkinson, or of the Company, which would materially affect the operations or assets of the Company.

5. Agreement of Closing. All representations and warranties herein made or described shall survive this Agreement.

6. Modification and Assignment. This Agreement represents the sole agreement of the parties and shall not be amended, modified or assigned, in whole or in part, except by an instrument in writing executed by all of the parties hereto.

7. Successors in Interest. This Agreement shall be binding upon and inure to the benefit of heirs, successors, representatives and assigns of the parties hereto.

8. Construction. This Agreement has been executed in the State of Florida and shall be construed pursuant to the laws thereof.

9. Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed a duplicate original. IN WITNESS WHEREOF, the parties hereto have executed this Redemption Agreement as of the day and date first herein before set forth.


                              ADKINSON

                              _/s/_William_Michael_Adkinson____________
                              William Michael Adkinson


                              "COMPANY"
                              Sunshine Development Group, Inc.

                              By:_/s/_William_Michael_Adkinson_________
                                  William Michael Adkinson, President